Exhibit(a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

MORTON’S RESTAURANT GROUP, INC.

at

$6.90 Net Per Share

by

FERTITTA MORTON’S ACQUISITION, INC.

a Wholly-Owned Subsidiary of

FERTITTA MORTON’S RESTAURANTS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 31, 2012, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

Fertitta Morton’s Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Fertitta Morton’s Restaurants, Inc., a Delaware corporation (“Parent”), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Morton’s Restaurant Group, Inc., a Delaware corporation (the “Company”), at a price of $6.90 per Share, net to the seller in cash, without interest and less any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 15, 2011 (as may be amended, the “Merger Agreement”), by and among the Company, Parent, Purchaser, Claim Jumper Acquisition Company, LLC, a Nevada limited liability company (“CJAC”) and Fertitta Entertainment, Inc., a Delaware corporation (“FEI”). Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a direct wholly-owned subsidiary of Parent. As a result of the Merger, each issued and outstanding Share (other than Shares owned by Parent, Purchaser or the Company or by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Company’s board of directors has unanimously determined that the terms of the Merger Agreement, the Offer, the Merger, the Top-Up (as defined below) and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company’s stockholders. Accordingly, the Company’s board of directors recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including that there be validly tendered and not withdrawn prior to the Expiration Date, a number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any of their respective affiliates, represent a majority of the issued and outstanding Shares (the “Minimum Tender Condition”). The Offer is also subject to other conditions described in Section 15—“Conditions to the Offer” of this Offer to Purchase.

Tilman J. Fertitta, the President of Parent and Purchaser has agreed to tender all of his Shares in the Offer. As of December 15, 2011, Mr. Fertitta held 836,122 Shares representing approximately 5% of the outstanding

Shares. In addition, pursuant to a Stockholder Support Agreement (the “Stockholder Support Agreement”) entered into simultaneously with the Merger Agreement, Castle Harlan Partners III, L.P., solely in its capacity as a stockholder of the Company, has agreed, subject to the terms and condition of the Stockholder Support Agreement, to tender the Shares held by it in the Offer and, if applicable, to vote in favor of the Merger. As of December 15, 2011, Castle Harlan held 4,688,664 Shares representing approximately 27.7% of the outstanding Shares.

The Company has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from the Company up to the number of Shares that, when added to the Shares already owned directly or indirectly by Parent, Purchaser and their affiliates following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of the then outstanding Shares immediately after the issuance of the Shares under the Top-Up. The Company has a sufficient number of authorized but unissued Shares available to issue to Purchaser pursuant to the Top-Up, assuming the Minimum Tender Condition is satisfied. If, following the closing of the Offer, Parent, Purchaser and their affiliates own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Parent, Purchaser and the Company will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer and the Top-Up, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of the Company.

A summary of the principal terms of the Offer appears on pages 1-7 of this Offer to Purchase. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

December 30, 2011

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder’s signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), or, in the case of a transfer effected pursuant to the book-entry transfer procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” transmit an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment”), and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”) and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or such facsimile) or deliver such Shares pursuant to the book-entry transfer procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” or (2) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, N.Y. 10022

Banks and Brokerage Firms, Please Call: (212) 297 0720

Stockholders and All Others, Call Toll-Free: (877) 285 5990

Email: info@okapipartners.com

SUMMARY TERM SHEET

Fertitta Morton’s Acquisition, Inc., a Delaware corporation (“Purchaser,” “we,” or “our”) and a wholly-owned subsidiary of Fertitta Morton’s Restaurants, Inc., a Delaware corporation (“Parent”), is offering to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Morton’s Restaurant Group, Inc., a Delaware corporation (the “Company”), at a price of $6.90 per share, net to the seller in cash, without interest and less any required withholding of taxes (the “Offer Price”). The following are some of the questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). The information contained in this summary term sheet is not complete and more detailed descriptions and explanations are contained in the remainder of this Offer to Purchase and related Letter of Transmittal. We urge you to carefully read the entire Offer to Purchase and related Letter of Transmittal prior to deciding whether to tender your Shares.

Who is offering to purchase my Shares?

Our name is Fertitta Morton’s Acquisition, Inc. We are a Delaware corporation and wholly-owned subsidiary of Fertitta Morton’s Restaurants, Inc., a Delaware corporation. We are affiliates of Landry’s Inc., a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of high end and casual dining restaurants. Landry’s Inc. is also engaged in the ownership and operation of gaming, hospitality and entertainment businesses. Landry’s, Inc., however, is not participating in this Offer. See Section 9—“Certain Information Concerning Parent, Purchaser, CJAC and FEI.”

What securities are you offering to purchase?

We are offering to purchase all the outstanding Shares. The Company has represented in the Merger Agreement (as defined below) that, as of the close of business on November 30, 2011, there were 16,901,266 Shares issued and outstanding, including 715,520 Shares of restricted stock granted under the Company’s stock incentive plan (“Restricted Shares”). We are not offering to purchase the Company’s Series A Preferred Stock in the Offer. See “What will happen to my Restricted Shares in the Offer?” and “What will happen to my Series A Preferred Stock in the Offer” below in this “Summary Term Sheet.” See also Section 1—“Terms of the Offer; Expiration Date.”

How much are you offering to pay for my securities, what is the form of payment and will I have to pay any fees or commissions?

We are offering to purchase all the issued and outstanding Shares at the Offer Price. If you are the record owner of your Shares and you tender Shares in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately acquire the entire equity interest in, the Company. If the Offer is successful, Parent intends immediately to cause Purchaser to consummate the merger of Purchaser with and into the Company (the “Merger”) after consummation of the Offer. Upon consummation of the Merger, the Company would be a wholly-owned subsidiary of Parent. See Section 12—“Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; Appraisal Rights; Plans for the Company.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of December 15, 2011, by and among the Company, Purchaser, Parent, CJAC and FEI (the “Merger Agreement”) provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“Merger Agreement” and Section 15—“Conditions to the Offer.”

In addition, pursuant to a Stockholder Support Agreement (the “Stockholder Support Agreement”) entered into simultaneously with the Merger Agreement, Castle Harlan Partners III, L.P., solely in its capacity as a stockholder of the Company, has agreed, subject to the terms and conditions of the Stockholder Support Agreement, to tender the Shares held by it in the Offer and to vote in favor of the Merger. See “Have any stockholders already agreed to tender their Shares in the Offer?” below.

What does the Company’s Board of Directors think of the Offer?

The Company’s board of directors (the “Company Board”) has unanimously determined that the terms of the Merger Agreement, the Offer, the Merger, the Top-Up and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company’s stockholders. Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, vote to adopt the Merger Agreement. See Section 12—“Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; Appraisal Rights; Plans for the Company” and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed with the SEC and furnished to stockholders in connection with the Offer.

What are the most important conditions to the Offer?

The Offer is not subject to a financing condition. However, the Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the following:

•

that there shall not be any final non-appealable judgment of any court of competent jurisdiction in effect precluding, restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger;

•

that there shall not be any statute, rule or regulation that shall have been enacted or promulgated by any federal or state governmental entity of competent jurisdiction and that remains in effect prohibiting the consummation of the Offer or the Merger;

•

other than certain fundamental representations and warranties that must be true and correct in all material respects, the accuracy of the Company’s representations and warranties set forth in the Merger Agreement must be true and correct, without regard to materiality and material adverse effect qualifications, on the expiration of the Offer as if made on and as of the expiration of the offer, except for representations and warranties that expressly speak only as of a specific date or time other than the expiration of the Offer, which need only be true and correct as of such other date, and except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•

the Company shall not have breached or failed to perform in any material respect any agreement or covenant of the Company under the Merger Agreement or shall have cured any such breach, failure to perform or noncompliance prior to the expiration of the Offer;

•

the Company shall deliver to Parent a certificate signed by an executive officer of the Company dated as of the date on which the Offer expire certifying that the foregoing two conditions have been satisfied;

•

that since December 15, 2011, there has not occurred any change, circumstance, event or occurrence that has had, individually or in the aggregate, a material adverse effect with respect to the Company; and

•	that the Merger Agreement has not been terminated in accordance with its terms.

In addition, the Offer is subject to the satisfaction of the following conditions, which may not be waived:

•

that there be validly tendered and not withdrawn prior to the Expiration Date, a number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any of their respective affiliates, represent a majority of the issued and outstanding Shares (the “Minimum Tender Condition”); and

•

the expiration or termination of any waiting period (or any extension thereof) applicable to the purchase of Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder.

Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition and termination of any waiting period under the HSR Act). Without the consent of the Company, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive or amend the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify any condition to the Offer in a manner adverse to the Company or any holder of Shares, (v) extend the Offer or change the form of consideration payable in the Offer or (vi) otherwise amend the Offer in any manner adverse to the Company or holders of Shares.

Do you have the financial resources to pay for the Shares?

Yes. We will need approximately $183.0 million to purchase all Shares pursuant to the Offer, refinance the Company’s debt, and to pay related fees and expenses. On December 15, 2011, CJAC and Jefferies Finance LLC (“Jefferies Finance”) entered into a Commitment Letter pursuant to which, among other things, Jefferies Finance has committed, directly or through one or more of its affiliates, to provide financing in connection with the Offer (the “Jefferies Financing”), through the proceeds of the incurrence of up to $4.5 million of borrowings under a $15.0 million senior secured revolving credit facility and $200.0 million under a senior secured term loan facility. The Jefferies Financing is to fund the Offer and the Merger, pay-off up to $36.9 million in intercompany debt owed by CJAC (the “CJAC Debt”), refinance substantially all of the existing indebtedness of the Company, and make payments to certain existing management of the Company in an aggregate amount not to exceed $1.3 million. A portion of the proceeds from the pay-off of the CJAC Debt will be loaned to FEI and will be contributed by FEI as equity to Parent and contributed by Parent as equity to Purchaser to be applied to pay a portion of the purchase price. Alternatively, with the consent of Jefferies Finance, up to $10 million of the CJAC Debt, in excess of the amount being indirectly contributed to Purchaser, may be satisfied by transferring a Company restaurant to its creditor on or after the Effective Time. The payment of the CJAC Debt in excess of the amount being indirectly contributed to Purchaser in cash, with assets, or both, will, with Jefferies Finance’s consent, have no effect on the Purchaser’s ability to finance the Offer. The commitment of Jefferies Finance is, and the obligation of Jefferies Finance to advance the Jefferies Financing will be, conditioned upon, among other things, the consummation of the transactions contemplated by the Merger Agreement and the absence of a material adverse effect with respect to the Company. See Section 13—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger; and

•	we have received the Jefferies Financing commitment letter in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer and the Merger.

What will happen to my Restricted Shares in the Offer?

Each holder of Restricted Shares will have the right to tender such Restricted Shares into the Offer. Effective upon the acceptance for payment by Purchaser of Shares pursuant to the Offer, each such Restricted Share (whether tendered into the Offer or not) will become fully vested and, to the extent not withheld to satisfy tax withholding obligations, will be treated the same as other Shares. See Section 11—“Merger Agreement.”

What will happen to my Series A Preferred Stock in the Offer?

If, prior to the Effective Time, the Company has not redeemed the Series A Preferred Stock in accordance with its Certificate of Designations, then, pursuant to the Merger Agreement, each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Series A Preferred Stock held the Parent, Purchaser or their affiliates which shall be cancelled and any dissenting shares) will be converted into the right to receive $5.00 in cash in the Merger. On December 23, 2011, the Company gave notice to the holders of Series A Preferred Stock that it would redeem on January 23, 2012, 100% of the shares of Series A Preferred Stock at a price of $5.00 per share, in cash, without interest.

How long do I have to decide whether to tender my Shares into the Offer?

Unless the Offer is extended following completion of the initial Offer as described below or earlier terminated in accordance with the Merger Agreement, you will have until 12:00 midnight, New York City time, on January 31, 2012 (the “Expiration Date,” unless the Offer is extended in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, shall expire) to tender your Shares in the Offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”) within three trading days on the New York Stock Exchange (“NYSE”). In addition, if we extend the Offer, you will have additional time to tender your Shares. If your Shares are held by a broker, dealer, trust company, bank or other nominee, you should contact your broker, dealer, trust company, bank or other nominee as they may require advance notification before the Expiration Date of the Offer. Section 1 — “Terms of the Offer; Expiration Date.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Offer can be extended beyond its initial Expiration Date, but in no event will we be required to extend the Offer beyond April 16, 2012.

In addition, unless the Merger Agreement has been terminated in accordance with its terms, if at the otherwise scheduled expiration date of the Offer (i) any condition to the Offer is not satisfied, we will extend the Offer for one (1) or more consecutive increments of not more than ten (10) business days each (or for such longer period as may be agreed to by the Company) and (ii) if the Marketing Period (defined below) has not ended at the time of the satisfaction or waiver of the conditions set forth in the Merger Agreement, we may extend the Offer to a date that is not more than (2) two business days after the end of the Marketing Period. The “Marketing Period” is the period beginning on January 3, 2012, and ending 25 business days later, as such period may be shortened by Parent and Jefferies Finance.

We must also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or any rule or regulation of the NYSE, in each case, applicable to the Offer. Section 1—“Terms of the Offer; Expiration Date.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day of the scheduled Expiration Date. An amendment to this Offer to Purchase providing for the extension will also be filed with the SEC. See Section 1—“Terms of the Offer; Expiration Date.”

How do I accept the Offer and tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the Expiration Date. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you cannot deliver all necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary, in lieu of the missing documents, the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, when will I be paid for my Shares?

If the conditions to the Offer are satisfied and we consummate the Offer and accept your Shares for payment, you will receive payment for the Shares promptly following the Expiration Date. See Section 2—“Acceptance for Payment and Payment.”

Can I withdraw my previously tendered Shares?

You may withdraw all or a portion of your tendered Shares by delivering written, telegraphic or facsimile notice to the Depositary prior to the Expiration Date or any extension thereof. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after February 29, 2012, which is the 60th day after the commencement of the Offer, until the time we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such written notice, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Have any stockholders already agreed to tender their Shares in the Offer?

We have not entered into any agreement with any officer or director of the Company which provides for the tender of their Shares in the Offer. Tilman J. Fertitta, the President of Parent and Purchaser has agreed to tender all of his Shares in the Offer. As of December 15, 2011, Mr. Fertitta held 836,122 Shares representing approximately 5% of the outstanding Shares. In addition, pursuant to the Stockholder Support Agreement, Castle Harlan Partners III, L.P., solely in its capacity as a stockholder of the Company, has agreed, subject to the terms and condition of the Stockholder Support Agreement, to tender the Shares held by it in the Offer and to grant Parent a limited irrevocable proxy to vote its Shares in favor of the Merger, if applicable, and the Merger Agreement. As of December 15, 2011, Castle Harlan held 4,688,664 Shares representing approximately 27.7% of the outstanding Shares.

If the Offer is completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we plan to immediately consummate the Merger. If the Merger takes place, the Company will no longer be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that the Company’s common stock will no longer be eligible to be traded on the NYSE or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 7—“Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

If you successfully complete the Offer, what will happen to the Company Board?

If we accept Shares for payment pursuant to the Offer, under the Merger Agreement, Parent will be entitled to designate a number of persons to the Company Board that reflects Parent’s and/or Purchaser’s proportionate voting interest in the Company. However, prior to the Effective Time, the Company Board will retain at least three directors who were directors immediately prior to the closing of the Offer, and who qualify as “independent directors” by the NYSE, and the approval of a majority of such directors will be required for the Company to amend, modify or terminate the Merger Agreement or effect certain other actions related to or in connection with the Merger. After the consummation of the Merger, the directors of Purchaser immediately prior to the consummation of the Merger shall be the directors of the surviving corporation in the Merger. See Section 12—”Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; Appraisal Rights; Plans for the Company.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. The consummation of the Merger is conditioned upon, among other things, the consummation of the Offer and Purchaser’s acceptance for payment of and payment for the Shares validly tendered and not withdrawn pursuant to the Offer.

If I do not tender but the Offer is successful, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into the Company and all of the outstanding Shares (other than Shares held by Parent, Purchaser or the Company, or by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. Therefore, if the Merger is consummated, and you do not validly exercise your appraisal rights under Section 262 of the Delaware General Corporation Law, the only difference between tendering your Shares and not tendering your Shares is that if you tender your Shares, you may be paid earlier and you will not be entitled to appraisal rights. If the Merger does not take place, however, the number of stockholders and the number of Shares that are held by the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 7—“Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

Are appraisal rights available in either the Offer or the proposed Merger?

Appraisal rights are not available in the Offer. If we consummate the Merger on the terms described herein, you will be entitled to appraisal rights in connection with the Merger if you do not tender your Shares or vote in favor of the Merger and you strictly comply with applicable Delaware law. However, the parties have agreed that neither the Top-Up, the Top-Up Shares (each as defined below) or any cash or promissory note delivered therefor will be considered in connection with determining fair market value of Shares held by dissenting stockholders seeking an appraisal. If you strictly comply with Delaware law you will be entitled to receive an appraisal by the Delaware Court of Chancery and you will be entitled to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine. Any such judicial determination of the fair value of your shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of your Shares. The value so determined could be higher or lower than the price per Share paid by us pursuant to the Offer. You should also be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are no opinions as to fair value under Section 262.

The foregoing summary of rights of dissenting stockholders under the Delaware General Corporation Law does not purport to be a complete statement of the procedures to be followed by you in exercising any available appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262. See Section 12—“Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; Appraisal Rights; Plans for the Company.”

Is stockholder approval required for the Merger?

The closing of the Merger is subject to approval of the Merger by the holders of a majority of the Shares; however, the parties have agreed that if, after the purchase of the Shares pursuant to the Offer and after giving effect to any Shares purchased pursuant to the Top-Up (as defined and described below), if applicable, Parent, Purchaser and their affiliates own at least 90% of the outstanding Shares, then, following the satisfaction or waiver of the other conditions to the closing of the Merger, Parent shall execute a “short-form” merger pursuant to applicable Delaware General Corporation Law, which will not require the consent of the Company’s stockholders.

What is the Top-Up and when could it be exercised?

Under the Merger Agreement, the Company has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from the Company up to a number of Shares that, when added to the Shares already owned directly or indirectly by Parent, Purchaser and their affiliates following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of then outstanding Shares immediately after the issuance of the Shares under the Top-Up. Based upon information provided by the Company, as of December 15, 2011, there were 81,866,734 Shares available that may be issued pursuant to the Top-Up (the “Top-Up Shares”). Accordingly, the Company has a sufficient number of authorized but unissued Shares available to issue to Purchaser pursuant to the Top-Up, assuming the Minimum Tender Condition is satisfied. The Purchaser will pay the Company the Offer Price for each Share acquired upon exercise of the Top-Up, which shall be paid, at Purchaser’s option, in cash or by paying in cash an amount equal to not less that the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note will be fully secured by the Top-Up Shares, will bear interest at the rate of 3% per annum, will be full recourse against Parent and Purchaser, will mature on the first anniversary of the date of execution and delivery of the promissory note and may be prepaid without premium or penalty. The Top-Up shall be exercisable only once. The parties have agreed that neither the Top-Up, the Top-Up Shares, or any cash or promissory note delivered therefor will be considered in connection with determining fair market value of Shares held by dissenting stockholders seeking an appraisal.

If, following the closing of the Offer, Parent, Purchaser and their affiliates own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Parent, Purchaser and the Company will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer and the Top-Up, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of the Company. Following the Offer, if, assuming the exercise of the Top-Up, Parent, Purchaser and their affiliates would not own at least 90% of the Shares, a Company stockholder vote is required to consummate the Merger. See Section 11—“Merger Agreement.”

What is the market value of my Shares as of a recent date?

On December 15, 2011, the last full trading day before Parent and the Company announced that they had entered into the Merger Agreement, the closing sale price of a Share on the NYSE was $5.16. On December 28, 2011, the last trading day prior to the printing of this Offer to Purchase, the last sale price of Shares reported on the NYSE was $6.85 per Share. See Section 6—“Price Range of the Shares; Dividends.”

What are the United States federal income tax consequences to me of the Offer and the Merger?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction to you for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange and the amount of cash you receive for those Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize generally will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares pursuant to the Offer or exchanging your Shares in the Merger. See Section 5—“Material United States Federal Income Tax Consequences” for a discussion of United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Whom can I call with questions?

You can call Okapi Partners LLC at 1-877-285-5990 with any questions you may have. Okapi Partners LLC is acting as the information agent for the offer. See Section 17—“Certain Fees and Expenses” and the back cover of this Offer to Purchase.

INTRODUCTION

To the Stockholders of Morton’s Restaurant Group, Inc.:

Fertitta Morton’s Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Fertitta Morton’s Restaurants, Inc., a Delaware corporation (“Parent”), is offering to purchase (the “Offer”) all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Morton’s Restaurant Group, Inc., a Delaware corporation (the “Company”), at a price of $6.90 per share, net to the seller in cash, without interest and less any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

The Offer and the withdrawal rights will expire at midnight, New York City time, on January 31, 2012 (the “Expiration Date,” unless the Offer is extended in accordance with the Merger Agreement (as defined below) in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, shall expire) or earlier terminated in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 15, 2011, by and among the Company, Parent, Purchaser, Claim Jumper Acquisition Company, LLC, a Nevada limited liability company (“CJAC”) and Fertitta Entertainment, Inc., a Delaware corporation (“FEI”) (as may be amended, the “Merger Agreement”), pursuant to which, after completion of the Offer and in any event the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a direct wholly-owned subsidiary of Parent, and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or the Company, or by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding of taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in Section 11—“Merger Agreement,” which also contains a discussion of the treatment of the Series A Preferred Stock and Restricted Shares of the Company.

Tendering stockholders whose Shares are registered in their own name who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions. Stockholders who hold their Shares in street name through a bank, dealer, broker, trust or other nominee should check with such nominee as to whether it will charge any service fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. Any tendering stockholder or other payee who fails to complete and sign the IRS Form W-9 included in the Letter of Transmittal (or other applicable form) may be subject to a required United States federal income backup withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 5—“Material United States Federal Income Tax Consequences.” Purchaser will pay all fees and expenses of American Stock Transfer & Trust Company, LLC, as Depositary (the “Depositary”), and Okapi Partners LLC, as Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Certain Fees and Expenses.”

The Company’s board of directors (the “Company Board”) has unanimously determined that the terms of the Merger Agreement, the Offer, the Merger, the Top-Up and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company’s stockholders. Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, vote to adopt the Merger Agreement.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as the “Schedule 14D-9”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Reasons for Recommendation.”

The Offer is not subject to a financing condition. However, the Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the following:

•

that there shall not be any final non-appealable judgment of any court of competent jurisdiction in effect precluding, restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger;

•

that there shall not be any statute, rule or regulation that shall have been enacted or promulgated by any federal or state governmental entity of competent jurisdiction and that remains in effect prohibiting the consummation of the Offer or the Merger;

•

other than certain fundamental representations and warranties that must be true and correct in all material respects, the accuracy of the Company’s representations and warranties set forth in the Merger Agreement must be true and correct, without regard to materiality and material adverse effect qualifications, on the expiration of the Offer as if made on and as of the expiration of the offer, except for representations and warranties that expressly speak only as of a specific date or time other than the expiration of the Offer, which need only be true and correct as of such other date, and except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•

the Company shall not have breached or failed to perform in any material respect any agreement or covenant of the Company under the Merger Agreement or shall have cured any such breach, failure to perform or noncompliance prior to the expiration of the Offer;

•

the Company shall deliver to Parent a certificate signed by an executive officer of the Company dated as of the date on which the Offer expire certifying that the foregoing two conditions have been satisfied;

•

that since December 15, 2011, there has not occurred any change, circumstance, event or occurrence that has had, individually or in the aggregate, a material adverse effect with respect to the Company; or

•	that the Merger Agreement has not been terminated in accordance with its terms.

In addition, the Offer is subject to the satisfaction of the following conditions, which may not be waived:

•

that there be validly tendered and not withdrawn prior to the Expiration Date, a number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any of their respective affiliates, represent a majority of the issued and outstanding Shares (the “Minimum Tender Condition”); and

•	the expiration or termination of any waiting period (or any extension thereof) applicable to the purchase of Shares under the HSR Act, and the rules and regulations promulgated thereunder.

Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition-and termination of any waiting period under the HSR Act. Without the consent of the Company, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive or amend the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify any condition to the Offer in a manner adverse to the Company or any holder of Shares, (v) extend the Offer or change the form of consideration payable in the Offer or (vi) otherwise amend the Offer in any manner adverse to the Company or holders of Shares.

Purchaser is offering to purchase all the outstanding Shares. The Company has represented in the Merger Agreement that, as of the close of business on November 30, 2011, there were 16,901,266 Shares issued and outstanding, including 715,520 Shares of restricted stock granted under the Company’s stock incentive plan (“Restricted Shares”). As of the close of business on November 30, 2011, there were 1,200,000 shares of Series A Preferred Stock issued and outstanding. If not redeemed or repurchased by the Company prior to the effective time of the Merger (the “Effective Time”), the Series A Preferred Stock will be converted into the right to receive $5.00 per share in the Merger. See “What will happen to my Restricted Shares in the Offer?” and “What will happen to my Series A Preferred Stock in the Offer” above in the “Summary Term Sheet.” See also Section 1—“Terms of the Offer; Expiration Date.”

Pursuant to the Merger Agreement, effective upon the consummation of the Offer, Parent will be entitled to designate a number of persons to the Company Board that reflects Parent’s and/or Purchaser’s proportionate voting interest in the Company. However, prior to the Effective Time, the Company Board will retain at least three directors who were directors immediately prior to the closing of the Offer, and who qualify as “independent directors” by the NYSE, and the approval of a majority of such directors will be required for the Company to amend, modify or terminate the Merger Agreement or effect certain other actions related to or in connection with the Merger. After the consummation of the Merger, the directors of Purchaser immediately prior to the consummation of the Merger shall be the directors of the surviving corporation in the Merger. See Section 12— “Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; Appraisal Rights; Plans for the Company.”

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the voting power of then outstanding Shares. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If after the purchase of the Shares pursuant to the Offer and after giving effect to any Shares purchased pursuant to the Top-Up (as defined and described below), Parent, Purchaser and their affiliates own at least 90% of the outstanding Shares, then, following the satisfaction or waiver of the other conditions to the closing of the Merger, Parent shall execute a “short-form” Merger pursuant to Section 253 of the Delaware General Corporation Law, which will not require the consent of the Company’s stockholders. Section 253 of the Delaware General Corporation Law provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation.

The Company has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from the Company up to a number of Shares that, when added to the Shares already owned directly or indirectly by Parent, Purchaser and their affiliates following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of then outstanding Shares immediately after the issuance of the Shares under the Top-Up. Based upon information provided by the Company, as of December 15, 2011, there were 81,866,734 Shares available that may be issued pursuant to the Top-Up (the “Top-Up Shares”). Accordingly, the Company has a sufficient number of authorized but unissued Shares available to issue to Purchaser pursuant to the Top-Up, assuming the Minimum Tender Condition is satisfied. The Purchaser will pay the Company the Offer Price for each Share acquired upon exercise of the Top-Up, which shall be paid, at Purchaser’s option, in cash or by paying in cash an amount equal to not less that the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. If, following the closing of the Offer, Parent, Purchaser and their affiliates own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Parent, Purchaser and the Company will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger pursuant to Section 253 of the Delaware General Corporation Law without action of the stockholders of the Company.

The United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE OFFER

1.	TERMS OF THE OFFER; EXPIRATION DATE.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights” on or prior to the Expiration Date. The term “Expiration Date” means 12:00 Midnight, New York City time, on January 31, 2012, unless and until the Offer is extended in accordance with the Merger Agreement, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, will expire.

Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of the Company). Without the consent of the Company, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the conditions to the Offer or amend, modify or supplement any condition to the Offer in a manner adverse to the Company or any holder of Shares, or (vi) terminate the Offer or extend or otherwise amend or modify the Expiration Date other than in compliance with the terms of the Merger Agreement.

Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer beyond April 16, 2012. In addition, unless the Merger Agreement has been terminated in accordance with its terms, if at the otherwise scheduled expiration date of the Offer (i) any condition to the Offer is not satisfied, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one (1) or more consecutive increments of not more than ten (10) business days each (or for such longer period as may be agreed to by the Company) and (ii) if the Marketing Period (the period beginning on January 3, 2012, and ending 25 business days later as such period may be shortened by Parent and Jefferies Finance) has not ended at the time of the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser may, and Parent may cause Purchaser to, extend the Offer to a date that is not more than (2) two business days after the end of the Marketing Period; provided, however, that Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer beyond the April 16, 2012.

If Purchaser extends the Offer or if Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rule 14e-1(d) and Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including, without limitation, the materiality of the changes and, in the SEC’s view, should be no less than 5 business days from the date that notice of such change is first published or sent or given to security holders. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought, a minimum 10-business day period from the date that such notice of such change is first published or sent or given to security holders is required to allow for adequate dissemination to stockholders. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a day on which banks in New York City are required to or may be closed.

If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Purchaser will purchase promptly following the Expiration Date, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn prior to the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to promptly pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statues.”

In all cases, payment for Shares purchased in the Offer will be made only after timely receipt by the Depositary of (i) the certificates representing the Shares or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of such Shares (if such procedure is available) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times (including following the consummation of the Merger) depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased in the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser’s obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for any Shares, regardless of any extension of the Offer or any delay in paying such purchase price. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

If the Share Certificates are forwarded separately to the Depositary, a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, must accompany each such delivery.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

(3) the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three the NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered to the Depositary or transmitted by telegram or facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) Share Certificates representing tendered Shares (or a Book Entry Confirmation, if available), (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book entry transfer of Shares and (3) any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when Share Certificates representing, or Book-Entry Confirmations of, such Shares are received into the Depositary’s account at the Book-Entry Transfer Facility.

United States Federal Income Backup Withholding. Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion (currently at a rate of 28%) of the amount of any payments made pursuant to the Offer. To avoid backup withholding, unless an exemption applies, a stockholder that is a U.S. person (as defined for U.S. federal income tax purposes) must provide the Depositary with such U.S. stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the U.S. stockholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. If a U.S. stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the U.S. stockholder, and any payment made to the U.S. stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary).

Certain stockholders (including, among others, corporations and certain foreign individuals and foreign entities) may not be subject to backup withholding. Foreign stockholders should complete and sign the appropriate IRS Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. These stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate. See the Letter of Transmittal for more information.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder may be refunded or credited against the U.S. stockholder’s Federal income tax liability, if any, provided, that the required information is timely furnished to the Internal Revenue Service.

Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints Tilman J. Fertitta and Steven L. Scheinthal, or either of them, and any individual designated by either of them or Purchaser, and each of them individually, as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all Shares or other securities issued in respect of such Shares on or after the date of this Offer to Purchase. All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment such Shares as provided herein. Upon such appointment, all prior proxies and consents given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent power of attorney, proxies, consents or revocations may be given (and if given will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities. See Section 12—“Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; Appraisal Rights; Plans for the Company.”

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the reasonable satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Other Requirements. Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

4.	WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after February 29, 2012, which is the 60th day after the commencement of the Offer.

To be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures discussed in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All will be determined by Purchaser, in its reasonable discretion. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s determinations regarding the form and validity (including time of receipt) of any notice of withdrawal, and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

5.	MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

The following is a summary of the material United States federal income tax consequences to certain beneficial owners of Shares that tender Shares for cash pursuant to the Offer or exchange Shares for cash in the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or non-United States jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, such as:

•	a bank, insurance company or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a “United States Holder” (as defined herein) that has a functional currency other than the United States dollar;

•	a “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid United States federal income tax;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other risk reduction strategy or integrated transaction; or

•	a United States expatriate.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. This discussion does not address the United States federal income tax consequences to holders of Shares who exercise appraisal rights under Delaware law.

THE DISCUSSION SET OUT HEREIN IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER OF SHARES. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO YOU IN CONNECTION WITH THE OFFER AND THE MERGER IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, INCLUDING FEDERAL ESTATE, GIFT AND OTHER NON-INCOME TAX CONSEQUENCES, AND TAX CONSEQUENCES UNDER STATE, LOCAL OR FOREIGN TAX LAWS.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisor regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a United States Holder of Shares. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash in the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or in the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Information Reporting and Backup Withholding

A United States Holder generally will be subject to information reporting and backup withholding at the applicable rate (currently, 28%) with respect to the proceeds from the disposition of Shares pursuant to the Offer or in the Merger. A United States Holder will not be subject to backup withholding if it provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a Non-United States Holder of Shares. The term “Non-United States Holder” means a beneficial owner of a Share that is, for United States federal income tax purposes:

•	a nonresidential alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to Non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-United States Holders.

Payments with Respect to Shares

Payments made to a Non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or in the Merger generally will be exempt from United States federal income tax. However, if the Non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares, net of applicable United States losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding

A Non-United States Holder may be subject to backup withholding with respect to the proceeds from disposition of Shares pursuant to the Offer or in the Merger, unless, generally, the Non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that the Non-United States Holder is not a United States person, or the Non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the Non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any United States federal, state, non-United States or other tax laws.

6.	PRICE RANGE OF THE SHARES; DIVIDENDS.

The Company Shares are listed and traded principally on the NYSE under the symbol “MRT.” The following table sets forth, for the periods indicated, the high and low sales prices for the Shares on the NYSE as reported in the Company’s annual report on Form 10-K for the fiscal year ended January 2, 2011 (the “Company 2010 10-K”) and as reported in published financial sources for the indicated periods.

	High	Low
Fiscal 2011:
First Quarter	$7.52	$5.85
Second Quarter	7.75	6.65
Third Quarter	7.75	4.53
Fourth Quarter (through December 15)	5.94	4.18
Fiscal 2010:
First Quarter	$6.37	$2.93
Second Quarter	8.09	4.84
Third Quarter	5.61	4.13
Fourth Quarter	6.98	4.79
Fiscal 2009:
First Quarter	$3.42	$1.42
Second Quarter	4.92	2.31
Third Quarter	4.97	2.67
Fourth Quarter	4.15	2.55

On December 15, 2011, the last full trading day before Parent and the Company announced that they had entered into the Merger Agreement, the closing sale price of a Share on the NYSE was $5.16. On December 28, 2011, the last trading day prior to the printing of this Offer to Purchase, the last sale price of Shares reported on the NYSE was $6.85 per Share. Please obtain a recent quotation for the Shares prior to deciding whether or not to tender.

Dividends. The Company has not paid any cash dividends on the Shares in the Company’s prior three fiscal years. Under the terms of the Merger Agreement, the Company is not, without the written consent of Purchaser, permitted to declare, set aside, make or pay dividends or other distributions with respect to the Shares. If Purchaser acquires control of the Company, Purchaser currently intends that no dividends will be declared on the Shares prior to Purchaser’s acquisition of the entire equity interest of the Company.

7.	EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NYSE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

If the Offer is successful and the Merger is consummated, stockholders who do not tender in the Offer (other than those properly exercising appraisal rights available under Delaware law) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place and a stockholder does not properly perfect its available appraisal rights, the only difference between tendering Shares in the Offer and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. However, if the Offer is consummated and the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be higher or lower than the price paid in the Offer.

NYSE Listing. Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the standards for continued inclusion in the NYSE. If, as a result of the purchase of Shares in the Offer, the Shares no longer meet the criteria for continued inclusion in the NYSE, the market for the Shares could be adversely affected. According to its published guidelines, the NYSE would give consideration to delisting the Shares if, among other things, the number of publicly held Shares falls below 600,000, the number of holders of Shares falls below 400 or the Company’s average total global market capitalization over a consecutive 30 trading day period is less than $25 million. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being “publicly held” for this purpose.

If, as a result of the purchase of the Shares in the Offer, the Shares no longer meet these standards, quotations on the NYSE may be discontinued. In the event the Shares are no longer quoted on the NYSE, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the United States Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit when the Shares are used as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

8.	CERTAIN INFORMATION CONCERNING THE COMPANY.

The information concerning the Company contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Neither Parent nor Purchaser takes responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information, but which are unknown to Purchaser or its affiliates, except to the extent required by law.

According to the Company’s quarterly report on Form 10-Q for the period ending October 2, 2011 (the “Company Latest 10-Q”), the Company was incorporated as a Delaware corporation on October 3, 1988. In February 2006, the Company and certain selling stockholders completed an initial public offering of shares of common stock. The first Morton’s was opened in 1978 in downtown Chicago, where Morton’s corporate office is still located. Since then, Morton’s has grown to 77 restaurants and one Trevi restaurant as of October 2, 2011. The principal executive offices of the Company are located at 325 North LaSalle Street, Suite 500, Chicago, Illinois 60654 and its telephone number is (312) 923-0030.

The Company is subject to the periodic reporting requirements under the Exchange Act and is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information the Company files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The respective SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

9.	CERTAIN INFORMATION CONCERNING PARENT, PURCHASER, CJAC AND FEI.

Purchaser, Fertitta Morton’s Acquisition, Inc., a Delaware corporation, is a wholly-owned subsidiary of Fertitta Morton’s Restaurants, Inc., a Delaware corporation. Parent is an indirect, wholly-owned subsidiary of Fertitta Entertainment, Inc., a Delaware corporation. Purchaser and Parent are holding companies formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement and have not engaged in any activities except in connection with these transactions. Claim Jumper Acquisition Company, LLC is a Nevada limited liability company and wholly-owned subsidiary of Parent. CJAC has agreed to guarantee to the Company (i) all payments required to be made to the Company, any shareholder of the Company, or any third party by or on behalf of the Parent or Purchaser, pursuant to the Merger Agreement, including without limitation, payments to acquire the Shares pursuant to the Offer, the Top-Up Option, or the Merger, repayments of the indebtedness of the Company and its subsidiaries, and any fees and expenses in connection therewith, and (ii) all payments required to be made to the Company by or on behalf of either the Parent or Purchaser, as applicable, arising from any claim made by the Company or any shareholder of the Company with respect to any breach of the terms and conditions of the Merger Agreement. Also in accordance with the Merger Agreement, FEI has agreed to eliminate certain guarantees and intercompany obligations of CJAC.

Purchaser, Parent, FEI and CJAC are affiliates of Landry’s, Inc., a national, diversified restaurant, hospitality and entertainment company. However, Landry’s is not participating in this Offer. The principal business address of Purchaser, Parent, CJAC and FEI is 1510 West Loop South, Houston, Texas 77027. The business telephone number of each of Purchaser and Parent is 713-850-1010.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of the Purchaser and Parent and certain other information is set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Parent, Purchaser, CJAC, FEI and, to their respective knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Parent, Purchaser, CJAC, FEI or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Parent, Purchaser, CJAC, FEI and, to their respective knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) none of Parent, Purchaser, CJAC, FEI and, to their respective knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, CJAC, FEI, their subsidiaries or, to their respective knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, CJAC, FEI, their subsidiaries or, to their respective knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Tilman J. Fertitta is the President of Parent, Purchaser, CJAC and FEI. As of the date hereof, Mr. Fertitta owns directly 836,122 Shares, representing approximately 5% of the Shares outstanding. Mr. Fertitta has agreed to tender all of his Shares in the Offer.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Purchaser, Parent, CJAC, FEI or any of the persons listed on Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the forgoing, directly owns any Shares. As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Purchaser, Parent, CJAC and FEI may be deemed to beneficially own the 836,122 Shares owned directly by Mr. Fertitta. Purchaser, Parent, CJAC and FEI disclaim beneficial ownership of such Shares.

During the last five years, none of Parent, Purchaser, CJAC, and FEI and, to their respective knowledge, the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of violations of such laws.

10.	BACKGROUND OF THE OFFER.

Information in this section regarding telephone conversations, meetings and other contacts or activities that did not involve Parent, Purchaser, CJAC, FEI or representatives of Parent, Purchaser, CJAC and FEI has been furnished by the Company. None of Parent, Purchaser, CJAC and FEI, nor any of their affiliates takes any responsibility for the accuracy or completeness of any information furnished by the Company. In addition, for a review of the Company’s activities relating to its process, including its activities regarding other bidders for the Shares, you are referred to the Company’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Background of the Offer and the Merger

On March 16, 2011, the Company issued a press release stating that:

Morton’s Restaurant Group, Inc. (NYSE: MRT) (the “Company”) announced today that, with the support of affiliates of Castle Harlan, Inc. and Laurel Crown Partners, LLC, its two largest current shareholders, the Company’s Board of Directors has authorized the exploration of strategic alternatives to enhance shareholder value, which may include a potential sale of the Company. The Board of Directors has retained Jefferies & Company, Inc. as its financial advisor to assist in this process. The Company has not set a definitive timetable for completing its exploration of strategic alternatives and there can be no assurance that the process will result in any transaction. The Company does not intend to disclose further developments during this process, unless and until its Board of Directors approves a specific transaction or otherwise concludes the review of strategic alternatives.

The closing price of the common stock of the Company on March 15, 2011, the day prior to the announcement of the exploration of strategic alternatives, was $6.44.

In March 2011, Landry’s Inc., Tilman J. Fertitta and his affiliates (collectively, “Fertitta”) were contacted by Jefferies & Company, Inc. (“Jefferies”) as part of their solicitation of parties who might have interest in the Company. As a result of that contact, Fertitta and the Company began negotiating a confidentiality agreement. At that time, the parties could not agree on an acceptable confidentiality agreement, principally because Fertitta objected to the standstill provisions in the confidentiality agreement proposed by the Company.

On July 12, 2011, Jefferies again contacted Fertitta to explore its interest. Fertitta expressed interest and the Company and Fertitta renewed negotiation of a confidentiality agreement.

On July 14, 2011, the Company and Fertitta executed a confidentiality agreement containing a standstill provision that, among other things, restricted the ability of Fertitta to acquire or seek to acquire the assets or securities of the Company without the Company Board’s consent. The agreement also provided that if the Company entered into a definitive acquisition agreement with a third party other than Fertitta, then Fertitta would, notwithstanding the standstill, be permitted to make a private acquisition proposal to the Company Board. Fertitta then began due diligence.

On July 18, 2011, Fertitta provided the Company with a preliminary indication of interest of $7.50 per share.

On August 1, 2011, Fertitta provided the Company with a revised non-binding offer of $7.00 per share and a markup of the draft merger agreement from Haynes and Boone, LLP (“HB”), Fertitta’s legal counsel. Fertitta indicated that it lowered its offer based on issues identified in its due diligence, including transaction and severance pay for management, exit costs associated with underperforming locations, rating agency and covenant considerations with respect to using Landry’s, Inc. as the purchaser to expedite financing, the negative impact on EBITDA of recalculating straight line rent from the purchase date, restrictions on the Company’s joint venture cash flow and future costs of previously negotiated litigation settlements.

On August 1, 2011, Jefferies held discussions with Fertitta to seek improvements to the terms of its bid.

On August 3, 2011, Fertitta advised Jefferies it was not willing to increase its offer above $7.00 per share.

On August 5, 2011, Standard & Poor’s downgraded the long-term sovereign credit rating of the United States from “AAA” to “AA+”. The downgrade of the U.S. credit rating, together with the sovereign debt crisis in Europe, a slowdown in the pace of global economic growth, negative outlook for future global economic growth and concerns over another recession sparked a severe decline in U.S. capital markets. The U.S. debt and equity markets experienced significant volatility for the remainder of August, September and October. The trading prices of the Company’s common stock declined even more significantly than the broader U.S. market, falling from $6.77 on August 3, 2011 to $5.04 on August 8, 2011, or approximately 18.32%, and continued to trade at relatively low levels until announcement of the proposed merger with Fertitta.

On August 29, 2011, Jefferies contacted Fertitta to explore whether Fertitta was still willing to offer $7.00 per share to acquire the Company. Fertitta responded that, based on deterioration in the financing markets and lower outlook for the economy, it was prepared to offer $6.90 per share, subject to additional due diligence.

On September 2, 2011, Jefferies sent Fertitta a revised draft merger agreement prepared by Schulte Roth & Zabel LLP (“SRZ”) in response to HB’s comments received with Fertitta’s August 1, 2011 bid and related disclosure schedules prepared by the Company.

In early September 2011, Fertitta discussed with Jefferies if it would be possible for Jefferies or any of its affiliates to provide financing to Fertitta for a transaction with the Company. Jefferies replied that the engagement letter between the Company and Jefferies prohibited Jefferies or any of its affiliates from providing financing for any of the potential purchasers without the Company’s prior written consent and encouraged Fertitta to explore financing with other potential banks. Fertitta then held financing discussions with at least two major banks regarding the potential transaction with the Company as well as a potential transaction with McCormick & Schmick’s Seafood Restaurants, Inc.

These discussions included various legal structures such as including the Company within and outside of Landry’s, Inc., which required analyses of Landry’s, Inc.’s existing debt agreement and the related covenants as well as creating a new entity outside of Landry’s, Inc.

On September 6, 2011, representatives of Fertitta and Jefferies attended due diligence presentations by the Company’s management.

On September 8, 2011, the Company’s general counsel and representatives of Jefferies and SRZ held a conference call with representatives of Fertitta and HB to discuss the terms of the revised draft merger agreement sent in response to HB’s markup. The discussion covered, among other things, the definition of company material adverse effect, closing conditions, the negative covenants imposed on the Company between signing of the merger agreement and closing and other material terms. Representatives of Fertitta stated that they continued to perform diligence and formulate their plan for financing the potential transaction.

On September 9, 2011, representatives of HB sent SRZ additional comments on the merger agreement.

On September 12, 2011, representatives of HB sent representatives of SRZ a list of significant open items in the merger agreement based on the discussions held on September 8, 2011.

In or around mid-September 2011, the banks previously contacted indicated that they would not be able to finance the transaction with the Company.

Throughout the remainder of September and October, Fertitta continued to perform diligence on the Company. Fertitta also continued discussions with the banks previously contacted.

On October 17, 2011, SRZ held a conference call with representatives of Fertitta and HB to discuss the significant open issues in the merger agreement based on the discussions held on September 8, 2011 and HB’s list sent on September 12, 2011. Representatives of Fertitta described potential financing for an acquisition of the Company using a new company which included CJAC.

In mid-October, the banks previously contacted again informed Fertitta that they were unwilling to provide committed financing for an acquisition of the Company using a new company which included CJAC without additional cash equity from Fertitta.

After exhausting these financing sources, in mid-October 2011, Fertitta requested that Jefferies seek permission from the Company for Jefferies or its affiliates to provide financing for Fertitta to pursue the acquisition of the Company.

On October 24, 2011, HB sent SRZ a revised draft merger agreement based on the discussion held on October 17, 2011.

The Company and Jefferies executed an amendment, dated as of October 26, 2011, to the engagement letter between the Company and Jefferies to reflect the engagement of KeyBanc Capital Markets, Inc. (“KBCM”) by the Company as an independent financial advisor, the agreement by Jefferies to reduce its fees under its engagement letter by the amount of fees payable by the Company to KBCM (up to $600,000), to provide that unless otherwise requested by the Company Board that Jefferies would direct all substantive discussions with any current, former or prospective interested parties regarding a possible transaction, including Fertitta and any other entities that contact Jefferies regarding a potential transaction, to KBCM and not engage in further substantive discussions with any counterparties regarding a transaction and to document the Company’s consent for Jefferies or any of its affiliates to provide financing to Fertitta in connection with a transaction and to waive conflicts, including with respect to certain senior personnel of Jefferies or any of its affiliates, with respect to that arrangement. Jefferies informed Fertitta that Jefferies had obtained approval for Jefferies or its affiliates to provide financing to Fertitta and that Jefferies and its affiliates would no longer participate in the exploration of the strategic alternatives process on behalf of the Company.

The Company and KBCM executed an engagement letter, dated as of October 26, 2011, pursuant to which KBCM agreed to act as an independent financial advisor to the Company.

From and after October 26, 2011, Jefferies and its affiliates did not interact with potential bidders as a financial advisor on behalf of the Company (other than to refer inquiries to KBCM), Jefferies and its affiliates played no role in the negotiations between the Company and Fertitta and otherwise ceased participation in the exploration of strategic alternatives process on behalf of the Company other than delivering, at the request of the Company Board, a fairness opinion.

On October 27, 2011, SRZ sent a revised draft merger agreement and related disclosure schedules in response to HB’s comments received on October 24, 2011.

On October 27, 2011, HB sent to SRZ a draft stockholder support agreement.

On November 10, 2011, representatives of Fertitta, HB, the M&A Committee, KBCM and SRZ met to discuss the merger agreement and the status of the process.

On November 11, 2011, SRZ sent HB a revised draft merger agreement based on discussions held the prior day.

On November 15, 2011, representatives of SRZ and HB discussed the revised draft merger agreement.

From December 2, 2011 through December 15, 2011, Fertitta and HB continued due diligence and SRZ and HB continued to negotiate to resolve the remaining issues in the merger agreement. Also during this period, the Company and its advisors engaged in “reverse” due diligence on CJAC, and representatives of the M&A Committee, SRZ and KBCM were afforded an opportunity to review and comment upon Fertitta’s financing commitment letter from Jefferies Finance. On December 12, 2011 representatives of Fertitta, HB, SRZ, Jefferies Finance and its legal counsel and KBCM, held a conference call to discuss Fertitta’s financing commitment and Fertitta’s proposal to structure an acquisition by a newly formed holding company of CJAC. During this call, Mr. Pittaway, KBCM and SRZ asked diligence questions regarding CJAC’s capital structure, balance sheet, business operations and financial condition. Mr. Pittaway and SRZ expressed concerns that CJAC was not intended to be a party to the merger agreement but the financing commitment included a condition requiring satisfaction of a pro forma leverage ratio of CJAC and the Company on a combined basis. As a result of this discussion, Fertitta agreed that CJAC would be a party to the merger agreement would make representations and warranties regarding its financial condition and would agree to guarantee all payment obligations of Parent and Purchaser under the agreement and any claims for damages for breaches by Parent or Purchaser and also agree to be bound by those provisions in the merger agreement that impose obligations on, or restrict, prohibit or limit the activities of CJAC as a subsidiary or affiliate of Purchaser or Parent. After further diligence review by the Company, KBCM and SRZ and discussions among the parties, Fertitta agreed that FEI, the parent of CJAC and Landry’s, Inc. would be a party to the merger agreement and that FEI would agree to (i) cause one or more of its affiliates to repay certain obligations of CJAC to facilitate the transaction and the pursuit of remedies by the Company in the event of a breach of the merger agreement by Parent, Purchaser or CJAC and (ii) if and to the extent necessary to consummate the financing, cause HoldCo to contribute as equity to Parent additional amounts of the proceeds of the repayment of specified CJAC indebtedness as contemplated by the financing commitments. In addition, Jefferies Finance agreed to modifications of the Commitment Letter to lessen conditionality, including an acknowledgement that as of September 30, 2011, it had received pro forma financial statements as of September 30, 2011 and that such pro forma financial statements demonstrate sufficient EBITDA to support the incurrence on the closing date of $200 million of term loans and up to $4.5 million of revolving credit loans.

Representatives of Fertitta conducted meetings at the Company’s offices with members of the Company’s management and corporate staff during the period from December 13 to December 15, 2011.

Fertitta was informed by the Company that Jefferies disclosed to the Company Board that since January 2009, Jefferies or its affiliates have provided financial advisory and financing services to Fertitta in the ordinary course of business, and that in connection with those services Jefferies had received approximately $26 million in fees from Fertitta. Fertitta was informed by the Company that the Company Board was also aware that Jefferies was currently providing financing to Landry’s, Inc. in connection with Fertitta’s acquisition of McCormick & Schmick’s Seafood Restaurants, Inc. Jefferies expects to receive fees in the amount of approximately $4.7 million in connection with its financing of the acquisition of McCormick & Schmick’s Seafood Restaurants, Inc.

On December 15, 2011, the parties executed the Merger Agreement and the appropriate parties executed and delivered the stockholder support agreement and the financing commitment letter.

On December 16, 2011 before the opening of trading on the NYSE, each of the Company and Fertitta issued a press release announcing the execution of the merger agreement.

On December 30, 2011, Purchaser commenced the Offer.

11.	MERGER AGREEMENT

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on December 19, 2011, which is incorporated herein by reference. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before December 30, 2011, and that, subject to the satisfaction of the Minimum Tender Condition and the other conditions described that are set forth in Section 15—“Conditions to the Offer,” Parent will cause Purchaser to accept for payment, and Purchaser shall pay for, all Shares validly tendered and not withdrawn promptly following the applicable expiration date of the Offer. The initial Expiration Date of the Offer will be midnight, New York City time, on January 31, 2012.

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15—“Conditions to the Offer.” The Offer conditions are for the sole benefit of Parent and Purchaser, and may be asserted or waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in their sole discretion, other than the Minimum Tender Condition and termination of any waiting period under the HSR Act. Without the consent of the Company, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive or amend the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify any condition to the Offer in a manner adverse to the Company or any holder of Shares, (v) extend the Offer or change the form of consideration payable in the Offer or (vi) otherwise amend the Offer in any manner adverse to the Company or holders of Shares.

Extensions of the Offer. Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer beyond April 16, 2012. In addition, unless the Merger Agreement has been terminated in accordance with its terms, if at the otherwise scheduled expiration date of the Offer (i) any condition to the Offer is not satisfied, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one (1) or more consecutive increments of not more than ten (10) business days each (or for such longer period as may be agreed to by the Company) and (ii) the Marketing Period (the period beginning on January 3, 2012, and ending 25 business days later as such period may be shortened by Parent and Jefferies Finance) has not ended at the time of the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser may, and Parent may cause Purchaser to, extend the Offer to a date that is not more than (2) two business days after the end of the Marketing Period; provided, however, that Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer beyond April 16, 2012.

Purchaser and Parent must also extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or any rule or regulation of the NYSE, in each case, applicable to the Offer.

Recommendation. Pursuant to the Merger Agreement, the Company consented to the Offer and to the inclusion in the Offer documents of the Recommendation, which is discussed in further detail below. Once the Offer documents are filed with the SEC, the Company must file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer and promptly thereafter mail such Schedule to its stockholders. Parent and Purchaser will furnish to the Company all information that may be required by applicable securities laws or reasonably requested by the Company for inclusion in the Schedule 14D-9 and must update or correct any misleading material information. The Company must also notify Parent and Purchaser upon the receipt of any SEC comments or requests and must give to them a reasonably opportunity to participate in the formulation of any written response.

The Company has represented in the Merger Agreement that the Company Board has, at a meeting duly called and held, unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, (iii) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of the stockholders of the Company, (iv) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company unless the adoption of the Merger Agreement by the Company’s stockholders is not required by applicable law, (v) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement (the “Recommendation”), (vi) caused any restrictions of any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws of Delaware that may purport to be applicable to the Company, Parent, Purchaser, or any their respective affiliates or the Merger Agreement or the transactions contemplated thereby (including the Offer, the Top-Up and the Merger) not to apply or to have been satisfied solely with respect the Merger Agreement or the transactions contemplated thereby, and (vii) authorized and approved the Top-Up and the issuance of Shares under the Top-Up.

The Company’s Board of Directors. Pursuant to the Merger Agreement, effective upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”), Parent is entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that is equal to the total number of directors on such Board (giving effect to the election of any additional directors) multiplied by the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding. The Company must use its reasonable best efforts to cause Parent designees to be elected or appointed to the Company Board, such as increasing the number of directors (amending the by-laws if necessary to increase the size) or securing resignations of incumbent directors; provided, however, that prior to the Effective Time, the Company Board shall always have at least three directors who were directors immediately prior to the closing of the Offer, and who qualify as “independent directors” by the NYSE, and the approval of a majority of such directors will be required for the Company to amend, modify or terminate the Merger Agreement or effect certain other actions related to or in connection with the Merger Agreement. At the Acceptance Time, the Company will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board, to the fullest extent permitted by applicable law and the rules of the NYSE.

Top-Up. Pursuant to the Merger Agreement, the Company has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser shall exercise immediately following consummation of the Offer, if necessary, to purchase from the Company up to a number of Shares that, when added to the Shares already owned directly or indirectly by Parent, Purchaser and their affiliates following consummation of the Offer, constitutes one Share more than 90% (determined on a fully diluted basis) of then outstanding Shares immediately after the issuance of the Shares under the Top-Up; provided, however, that the Top-Up may not be exercised (i) to purchase an amount of Shares in excess of the number of Shares authorized and unissued (treating Shares owned by the Company as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up, (ii) unless the Offer shall have been consummated and (iii) unless, immediately after such exercise, Parent, Purchaser and their affiliates would own more than 90% of the Shares then outstanding.

Based upon information provided by the Company, as of December 15, 2011, there were 81,866,734 Shares available that may be issued pursuant to the Top-Up (the “Top-Up Shares”). Accordingly, the Company has a sufficient number of authorized but unissued Shares available to issue to Purchaser pursuant to the Top-Up, assuming the Minimum Tender Condition is satisfied. The Purchaser will pay the Company the Offer Price for each Share acquired upon exercise of the Top-Up, which shall be paid, at Purchaser’s option, in cash or by paying in cash an amount equal to not less that the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note will be fully secured by the Top-Up Shares, will bear interest at the rate of 3% per annum, will be full recourse against Parent and Purchaser, shall mature on the first anniversary of the date of execution and deliver of the promissory note and may be prepaid without premium or penalty. The Top-Up shall be exercisable only once.

If, following the closing of the Offer, Parent, Purchaser and their affiliates own at least 90% of the outstanding Shares, including through exercise of the Top-Up, each of Parent, Purchaser and the Company will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger pursuant to applicable Delaware General Corporation Law without action of the stockholders of the Company.

The Merger

Pursuant to the terms of the Merger Agreement and in accordance with the DGCL, following completion of the Offer, if applicable, and at the Effective Time:

•	Purchaser will be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	the Company will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Parent; and

•

all of the properties, rights, privileges, powers and franchises of the Company and Purchaser will vest in the surviving corporation, and all of the claims, obligations, liabilities, debts and duties of the Company and Purchaser shall become the claims, obligations, liabilities, debts and duties of the surviving corporation.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, the Company’s certificate of incorporation and bylaws as in effect immediately prior to the Effective Time will be amended so as to read in their entirety as set forth in the applicable exhibits to the Merger Agreement, and as so amended, will be the certificate of incorporation and bylaws of the surviving corporation. Immediately prior to the Effective Time, the directors of Purchaser will become the directors of the surviving corporation and the officers of Purchaser will become the officers of the surviving corporation.

Merger Closing Conditions. The obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to complete the Merger are each subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

•	the affirmative vote of holders of a majority of the outstanding Shares to adopt the Merger Agreement (the “Stockholder Approval”) shall have been obtained, if required by applicable law;

•	any waiting period applicable to the Merger under the HSR Act shall have expired or early termination thereof shall have been granted;

•

no final non-appealable judgments (including any federal, state or local injunction, order, writ, ruling or decree) issued by any court of competent jurisdiction shall remain in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger;

•	No statute, rule or regulation enacted or promulgated by any federal or state governmental entity remaining in effect that prohibits the consummation of the Merger; and

•	Purchaser shall have purchased all Shares validly tendered and not validly withdrawn pursuant to the Offer and, if the Top-Up was exercised, the Top-Up Shares shall have been issued to Purchaser.

Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by Parent, Purchaser, the Company or their respective subsidiaries, immediately prior to the Effective Time, or Shares owned by any Company stockholder who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). All Shares converted into the right to receive the Merger Consideration shall automatically be canceled and cease to exist.

Merger Without a Meeting. If Parent, Purchaser and their affiliates hold 90% of the outstanding Shares at any time after the Acceptance Time, such that the Merger may be effected without a meeting or vote of the stockholders of the Company, Parent, Purchaser and the Company have agreed to take all reasonably necessary and appropriate actions to cause the Merger to become effective as promptly as practicable without a meeting of the Company’s stockholders in accordance with Section 253 of the Delaware General Corporation Law.

However, if the approval of the Company’s stockholders is required by applicable law in order to effect the Merger following the Acceptance Time (including if the conditions to the Top-Up are not satisfied or the Top-Up is for any reason deemed to be invalid or unenforceable), the Company has agreed to:

•	prepare a Proxy Statement for a Stockholders’ Meeting and file such Proxy Statement with the SEC as promptly as reasonably practicable after the Acceptance Time;

•	acting through the Company’s Board of Directors, call and give notice of the Stockholders’ Meeting for the purpose of considering and taking action upon the Merger Agreement; and

•	use its best efforts to solicit from its stockholders proxies in favor of the adoption of the Merger Agreement.

Payment for the Company Shares. Before the Merger, Parent will designate a bank or trust company reasonably acceptable to the Company to make payment of the Merger Consideration (the “Paying Agent”). At or prior to the Effective Time, Parent shall cause to be deposited, in trust with the Paying Agent, cash in an amount sufficient to pay the aggregate Merger Consideration to the stockholders.

As promptly as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Share Certificates a letter of transmittal and instructions for use in effecting the surrender of Share Certificates in exchange for the Merger Consideration. The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (1) surrendered Share Certificates and (2) a signed letter of transmittal and any other items specified by the Paying Agent. Interest will not be paid or accrue in respect of the Merger Consideration. The surviving corporation will reduce the amount of any Merger Consideration paid to the stockholders by any applicable withholding taxes.

If any cash deposited with the Paying Agent is not claimed within twelve months following the Effective Time, such cash may be delivered to the surviving corporation, upon demand, and any holders of Certificates who have not theretofore complied with Share Certificate exchange procedures in the Merger Agreement shall thereafter look only to Parent and the surviving corporation for payment of their claims for the Merger Consideration and any dividends declared in accordance with the restrictions in the Merger Agreement with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to any such holder.

The transmittal instructions will include instructions if the stockholder has lost the Certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by Parent, post a bond in an amount that Parent reasonably directs as indemnity against any claim that may be made against it with respect to such Certificate.

Treatment of the Restricted Shares and Series A Preferred Stock. Each holder of unvested Restricted Shares will have the right to tender such Restricted Shares into the Offer, subject to and contingent upon the occurrence of the acceptance for purchase of Shares tendered pursuant to the Offer. At the Acceptance Time, each Restricted Share (whether tendered into the Offer or not) will become fully vested and, to the extent not withheld by the Company to satisfy tax withholding obligations, will be treated the same as other outstanding Shares.

If, prior to the Effective Time, the Company has not redeemed or repurchased the Series A Preferred Stock in accordance with its Certificate of Designations, then, pursuant to the Merger Agreement, each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Series A Preferred Stock held the Parent, Purchaser or their affiliates which shall be cancelled and any dissenting shares) will be converted into the right to receive $5.00 in cash. We are not offering to purchase the Company’s Series A Preferred Stock in the Offer. On December 23, 2011, the Company gave notice to the holders of Series A Preferred Stock that it would redeem on January 23, 2012, 100% of the shares of Series A Preferred Stock at a price of $5.00 per share, in cash, without interest.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company, Parent, Purchaser, CJAC and FEI. Some of the representations and warranties made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any changes that, individually or when taken together with all other changes, has had or would reasonably be likely to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its subsidiaries or the ability of the Company to consummate the transactions contemplated by the Merger Agreement; provided, however, that none of the following shall either alone or in combination constitute, or be taken into account when determining whether there has been, or is reasonably expected to be, a “Company Material Adverse Effect”:

•

changes in economic, credit, financial or securities market conditions, or regulatory or political conditions; acts of terrorism or similar hostilities; or natural disasters or Acts of God, unless such a change has a disproportionate adverse effect on the Company as compared to the adverse impact the change had on other companies operating in the same industries and markets;

•

changes in factors, conditions and trends of those industries (including the high-end dining industry) or markets in which the Company operates (including fluctuations in pricing of food commodities), unless such a change has a disproportionate adverse effect on the Company (as described above);

•

adverse changes resulting from the execution and delivery of the Merger Agreement or the announcement, pendency or consummation of any transactions contemplated therein, including any loss of employees;

•	adverse changes in the market price or-trading volume of the Company’s securities (but not the underlying cause of such change unless such change would otherwise be excepted from the definition);

•	adverse changes relating to changes in, or new interpretations of, law (including liquor laws), GAAP and regulatory accounting requirements that apply to the Company;

•

failure by the Company to meet any internal or third-party estimates of the Company’s revenue or earnings or other financial performance or results of operations for any period (but not the underlying cause of such change unless such change would otherwise be excepted from the definition);

•	costs or expenses incurred by the Company in connection with the Merger Agreement or the transactions contemplated therein;

•	adverse changes resulting from any action taken, or failure to take action, by Parent or Purchaser in breach of the Merger Agreement; and

•

any action taken, or failure to take action, to which Parent has consented in writing, or the failure of the Company to take any action required between signing and closing due to Parent unreasonably withholding its consent.

In the Merger Agreement the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	its organization, good standing and qualification;

•	corporate power and enforceability;

•	the Company Board actions;

•	the vote required for the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	non-contravention;

•	required governmental approvals;

•	its capitalization;

•	its SEC reports;

•	its financial statements;

•	disclosure;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events;

•	material contracts;

•	no off-balance sheet structures or transactions;

•	titles to property and encumbrances;

•	intellectual property;

•	tax matters;

•	employee benefit matters;

•	labor and employment matters;

•	permits, including liquor licenses;

•	compliance with laws;

•	environmental matters;

•	litigation;

•	insurance;

•	related party transactions;

•	brokers’ fees;

•	opinion of financial advisor;

•	the inapplicability of state takeover statutes or regulations to the Offer, the Top-Up, or the Merger;

•	sufficient authorized shares to issue the Top-Up Shares; and

•	material suppliers.

Parent and Purchaser have also made customary representations and warranties to the Company pursuant to the Merger Agreement with respect to, among other things:

•	organization, good standing and qualification;

•	corporate power and enforceability;

•	non-contravention;

•	required governmental approvals;

•	litigation;

•	accuracy of information supplied;

•	ownership of Shares;

•	brokers’ fees;

•	operations and ownership of Purchaser solely for engaging in transactions contemplated by the Merger Agreement;

•	available funds;

•	solvency;

•	non-reliance on the Company estimates, projections, forecasts, forward-looking statements and business plans;

•	CJAC financial condition;

•	no other agreements;

•	independent investigation and analysis; and

•	acknowledgment of no Company liability for information provided to Parent and Purchaser.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties thereto. The assertions embodied in the representations and warranties contained in the Merger Agreement may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the Company, Parent and the Purchaser rather than establishing matters of fact. None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

Covenants of the Company

Conduct of Business of the Company. The Merger Agreement provides that, except (i) as expressly contemplated, required or permitted by the Agreement, (ii) required by applicable law, (iii) set for in disclosure schedules to the Merger Agreement, or (iv) as consented to in writing by Parent (not to be unreasonably withheld or delayed), after the date of the Merger Agreement, and prior to the Acceptance Time, the Company and each of its subsidiaries shall:

•	conduct its business in all material respects in the ordinary course of business;

•

use its commercially reasonable efforts to maintain and preserve intact its business organization consistent with the Company’s past practices and policies, insurance coverage, advantageous business relationships, Material governmental authorizations and the goodwill of those having business relationships with it and retain the services of its present officers and key employees;

•

not take any action which would materially adversely affect or delay the ability of any of the parties to the Merger Agreement from obtaining any necessary approvals, performing its covenants or agreements, or otherwise materially delay or prohibit the transactions described in the Merger Agreement; and

•	use its commercially reasonable best efforts to procure estoppel certificates and/or consents from landlords of restaurants prior to the Effective Time.

In addition, the Merger Agreement provides that during the same period and pursuant to the same exceptions described above, the Company shall not, and shall not permit any of its subsidiaries to, take any of the following actions, subject to the thresholds and exceptions specified in the Merger Agreement:

•

issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, options, calls, commitments or any other agreements to purchase shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock, other than with respect to any such shares of capital stock or other securities of the Company subsidiaries, in connection with liens under the Company credit agreement, pursuant to the conversion of Series A Preferred Stock into Shares, and issuances of shares of capital stock or other securities of the Company subsidiaries to the Company or another wholly owned Company subsidiary;

•

issue, sell, grant, dispose of, pledge or otherwise encumber any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock outstanding on the date of the Merger Agreement;

•

redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, other than purchases or other acquisitions pursuant to the terms of Company benefit plans in effect on the date of the Merger Agreement, pursuant to agreements in force at the date of the Merger Agreement or renewals of any such agreement and redemption or repurchase of outstanding shares of Series A Preferred Stock;

•	split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other distribution in respect of any Shares;

•

incur, create or modify any indebtedness for borrowed money or guarantee any such indebtedness, enter into any capitalized lease or make any loans or advances except (i) trade payables incurred in the ordinary course of business consistent with past practices, (ii) to the extent contemplated by the Company’s capital expenditure budget, (iii) pursuant to agreements in force at the date of the Merger Agreement (iv) indebtedness and guarantees in connection with agreements with respect to new restaurants or renovations approved by Parent (v) borrowings under the Company credit agreement; provided that such borrowings shall only be permitted if the Company does not have sufficient cash on hand to make the payment contemplated to be made using such drawing or (vi) indebtedness of up to $6,000,000 to finance the redemption or repurchase of outstanding shares of Series A Preferred Stock;

•

sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets with a net book value in excess of $50,000 individually or $200,000 in the aggregate or release or assign any indebtedness owed to the Company except in the ordinary course of business consistent or pursuant to agreements in force at the date of the Merger Agreement;

•	make any investment, whether by purchase of stock or securities, merger or consolidation, contributions to capital, property transfers, or purchases of any property or assets in any person;

•

increase in any respect the rate or terms of compensation payable by the Company to any directors, officers or salaried employees, or, except in the ordinary course of business, consistent with past practices, to any other employee or grant or increase the rate or terms of any bonus, pension, salary, severance or other employee benefit plan, policy, agreement or arrangement with, for or in respect of any directors, officers or employees; enter into or amend any employment, severance, termination or similar agreement or arrangement with any director, officer, salaried employee or consultant; establish, adopt, enter into or amend or modify any benefit plan, policy or arrangement; amend or take any other actions to increase the amount of, or accelerate the payment or vesting of, any benefit or amount under any benefit plan, policy or arrangement; execute or amend any consulting or indemnification agreement between the Company and any directors, officers, agents, consultants or employees, or any collective bargaining agreement or other obligation to any labor organization or employee incurred or entered into by the Company; or contribute, transfer or otherwise provide any cash, securities or other property to any grantee, trust, escrow or other arrangement that has the effect of providing or setting aside assets for benefits payable pursuant to any termination, severance, retention or other change in control agreement; except under certain circumstances;

•

merge, consolidate or combine with any person or dissolve or liquidate or adopt a plan of merger, consolidation or combination with any person or dissolution or complete or partial liquidation other than the merger, consolidation, combination, dissolution or liquidation of inactive subsidiaries in the ordinary course of business;

•

change any of its methods or principles of accounting in effect as of the date hereof, except to the extent required to comply with GAAP as advised by the Company’s independent accountants; make or rescind any material election relating to taxes (other than any election that must be made periodically and is made consistent with past practice); settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes; change any of its material methods of reporting income or deductions for U.S. federal income tax purposes from those employed in the preparation of the U.S. federal income tax returns for the taxable year ended December 31, 2010; request any tax rulings; authorize any tax indemnities (other than tax indemnity provisions included in customary commercial arrangements that do not primarily involve tax matters, such as leases); make any material Tax election except elections which are consistent with past practices; enter into or amend any material agreement or settlement with any governmental entity respecting taxes; or amend or revoke any previously filed tax return except, in each case, as may be required by law;

•	transfer or license to any person or otherwise extend, amend or modify any rights to the intellectual property of the Company necessary to carry on the Company’s business;

•

pay, discharge, settle or satisfy any material claims, liabilities or obligations substantially in advance of any stated due date other than (i) pursuant to mandatory terms of any agreement, understanding or arrangement as in effect on the date of the Merger Agreement (ii) claims liabilities or obligations arising out of, related to or in connection with litigation not in excess of $100,000 individually or $300,000 in the aggregate or (iii) the settlement of litigation concerning the Merger Agreement that do not involve any monetary payment (other than as may be permitted by clause (ii) above) or other ongoing obligation of the Company and that would otherwise not materially impact the operation of the business of the Company;

•

enter into any “non-compete” or similar agreement that would restrict the businesses of the surviving corporation or any of the company subsidiaries or that would in any way restrict the businesses of parent or its affiliates or take any action that may impose new or additional regulatory requirements on any affiliate of Parent;

•

fail to use commercially reasonable efforts to maintain the Company’s current insurance policies or obtain other substantially comparable insurance in the event such current policies are cancelled or otherwise lapse or are terminated;

•	materially increase or decrease the average restaurant, corporate or warehouse facility inventory of the Company other than in the ordinary course of business or otherwise due to seasonality;

•

issue any coupons or complimentary rights for dining or sell any coupons or gift certificates for retail, other than such amounts as are in the ordinary course of business consistent with past practice;

•

except to effectuate matters permitted in accordance with the Merger Agreement, enter into, renew, modify, amend (other than renewals, modifications or amendments of any material contract that can be terminated on not more than 30 days notice without any penalty or material obligation on the Company or its subsidiaries and provided that the Company provides Parent reasonable prior written notice of such renewal, modification or amendment) or terminate any material contract to which the Company or any of its subsidiaries is a party, or waive, delay the exercise of, release or assign any material rights or claims thereunder except in each case in the ordinary course of business; or enter into or amend in any material manner any contract, agreement or commitment with any former or present director, officer or employee of the Company or any of its subsidiaries or with any affiliate or associate (as defined under the Exchange Act) of any of the foregoing persons except to the extent permitted above;

•	amend or propose any amendment to the Company certificate of incorporation or Company by-laws;

•

to the Company’s knowledge, permit any employee or other person to remove any assets of the Company from the corporate office, warehouses, restaurants of the Company or any of its facilities other than in connection with the performance of employment responsibilities in the ordinary course of business; or

•	make any commitment to take any of the actions prohibited above.

Notwithstanding the foregoing, nothing is intended to give Parent the right to control or direct the business or operations of the Company or its subsidiaries at any time prior to the Effective Time.

No Solicitation. From the date of the Merger Agreement until the earlier to occur of the termination of such Agreement and the Effective Time, the Company agreed that it will not and will cause its subsidiaries and their direct respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other agents (collectively their “representatives”) not to:

•

initiate, solicit or knowingly facilitate (including by way of furnishing non-public information) the making of any proposal or offer that constitutes, or is reasonably expected to lead to, an Alternative Proposal (as defined below) from any person or group of persons; or

•	engage in any substantive discussions or negotiations concerning, or provide any non-public information with respect to, an Alternative Proposal.

The Company also agreed to (and agreed to cause its subsidiaries and representatives to) immediately cease all existing discussions or negotiations with any person with respect to any Acquisition Proposal.

Notwithstanding the restrictions described above, at any time prior to the Acceptance Time and the receipt of Stockholder Approval, whichever is earlier, the Company and its subsidiaries and representatives may engage in substantive discussions or negotiations with any third party that has made a bona fide Alternative Proposal and may furnish to such third party and its representatives information concerning and access to business, properties, assets, books, records, or to any personnel, of the Company or its subsidiaries provided, that the Company Board (or any authorized committee thereof) determines in good faith, based on information then available and after consultation with its financial advisor and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal (as defined below) or could reasonably be expected to lead to a Superior Proposal; and provided, further, that the Company receives from the such third party an acceptable confidentiality agreement and notifies Parent that it intends to furnish information and/or access to, or to enter into substantive negotiations or discussions, with such third party.

The Company Board’s Recommendation. Subject to the provisions described below, the Company Board agreed to include its recommendation in favor of the Offer, the Merger and the Merger Agreement in the Schedule 14D-9 and to permit Parent to include this recommendation in this Offer to Purchase and the other documents related to the Offer. The Merger Agreement provides that the Company Board will not effect an “Adverse Recommendation Change” (defined below) except as described below.

The Company Board may not (i) withdraw or modify in any manner adverse to Parent the approval or recommendation by the Company’s Board of the Offer, the Merger or the Merger Agreement or approve or recommend to the stockholders of the Company an Alternative Proposal (an “Adverse Recommendation Change”) or (ii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Alternative Proposal (other than an acceptable confidentiality agreement). Notwithstanding the foregoing, at any time prior to the earlier to occur of the Acceptance Time and the receipt of the Stockholder Approvals, the Company Board may effect an Adverse Recommendation Change other than in connection with an Alternative Proposal if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable laws or, in response to an Alternative Proposal, that such Alternative Proposal constitutes a Superior Proposal, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger and the Merger Agreement, approve or recommend such Superior Proposal, cause the Company to enter into a binding agreement with respect to the Superior Proposal, or terminate the Agreement provided that:

•

the Company has notified Parent in writing at least three business days in advance (the “Notice Period”), that it intends to effect a Company Adverse Recommendation Change, describing in detail its reasons, and, in the case of any Acquisition Proposal, the identity of the third party making the Superior Proposal, and the material terms thereof;

•

if requested by Parent, the Company shall and shall direct its representatives to, during the Notice Period, negotiate with Parent in good faith to make adjustments in the terms and conditions of the Agreement; and

•

following the Notice Period, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel), after considering the terms of any proposed amendment to the Merger Agreement, that the failure to effect an Adverse Recommendation Change would still be inconsistent with the directors’ fiduciary duties under applicable laws and, if the Adverse Recommendation Change is the result of a Superior Proposal, the Superior Proposal would continue to constitute a Superior Proposal even if such changes were given effect.

In addition, the Merger Agreement does not prohibit the Company Board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act, (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, or (iii) making any other disclosure to the Company’s stockholders, and take any other action, if the Company Board determines in good faith (after consultation with the Company’s outside counsel) that the failure to make such disclosure or take such other action could reasonably be determined to be inconsistent with applicable law.

For purposes of this Offer to Purchase and the Merger Agreement:

“Alternative Proposal” means any offer, proposal or indication of interest, as the case may be, by any person (or group of persons) that relates to (i) a transaction or series of transactions (including any merger, consolidation, recapitalization, reorganization, liquidation or other direct or indirect business combination) involving the issuance or acquisition of Shares or other equity securities of the Company representing twenty percent (20%) or more (in number or voting power) of the outstanding capital stock of the Company (other than the Offer, Merger and other transactions contemplated by the Merger Agreement), (ii) any tender offer (including a self-tender offer), exchange offer or other transaction or series of transactions that, if consummated, would result in any person, together with all affiliates thereof, becoming the beneficial owner of Shares or other equity securities of the Company representing twenty percent (20%) or more (in number or voting power) of the outstanding capital stock of the Company, (iii) the acquisition, lease, license or purchase by any person or group of persons (other than the Company and the Company Subsidiaries), or any other disposition by the Company or any Company Subsidiary, of twenty percent (20%) or more of the consolidated assets of the Company (including the equity securities of any Company Subsidiary) and the Company Subsidiaries, taken as a whole (other than the Offer, Merger and other transactions contemplated by the Merger Agreement) or (iv) issuance or sale or other disposition by the Company of equity securities representing 20% or more of the voting power of the Company in any combination of the foregoing.

“Superior Proposal” means any bona fide written Alternative Proposal (provided, that for purposes of this definition, the applicable percentages in clauses (i), (ii) and (iii) of the definition of Alternative Proposal shall be fifty percent (50%) rather than twenty percent (20%)), which (on its most recently amended or modified terms, if amended or modified) the Company Board determines in good faith (after consultation with financial advisors and legal counsel), if consummated, would result in a transaction that is (i) more favorable to the Company’s stockholders (other than Parent, Purchaser and their respective affiliates) from a financial point of view, (ii) reasonably expected to be consummated in a timely manner taking into account the capacity of the conditions to be satisfied, legal, financial, regulatory, and other aspects of such Alternative Proposal (including the person or group of persons making such Alternative Proposal) and (iii) not subject to a financing contingency or to the extent financing for such proposal is required, that such financing is committed (subject to customary terms and conditions)

Financing Efforts. Pursuant to the Merger Agreement, Parent and Purchaser agree to use their reasonable best efforts to arrange the Jefferies Financing on terms and conditions in accordance with those set forth in the commitment letter. If any portion of the Jefferies Financing becomes unavailable on the terms and conditions contemplated by the commitment letter with Jefferies Finance, Parent and Purchaser have agreed to promptly notify the Company and use their reasonable best efforts to arrange and obtain financing from alternative sources in an amount and on terms sufficient to consummate such transaction as promptly as practicable following the occurrence of such event.

Parent has also agreed to give the Company prompt notice (i) of the receipt of any written notice from a financing source for the Jefferies Financing with respect to any actual or potential breach, default, termination or repudiation by any party to the debt commitment letter with Jefferies Finance or any definitive document relating to the Jefferies Financing and (ii) of the occurrence of an event or development that Parent or Purchaser expects to have a material and adverse impact on their ability to obtain all or any portion of the Jefferies Financing on the terms, in the manner or from the sources contemplated by the debt commitment letter with Jefferies Finance or any definitive document relating to the Jefferies Financing.

The Company has agreed to use its commercially reasonable efforts to cause its representatives to provide such cooperation as Parent may reasonably request and that is customary in connection with the arrangement of debt and equity financings in acquisition transactions.

CJAC Guarantee. CJAC, as a party to the Merger Agreement, has agreed to guarantee to the Company all payments required to be made to the Company, any stockholder of the Company, or any third party by or on behalf of the Parent or Purchaser pursuant to the Merger Agreement, including payments to acquire the Shares pursuant to the Offer, the Top-Up Option or the Merger, repayments of indebtedness of the Company, and any fees and expenses in connection therewith. In addition, CJAC guarantees to the Company all payments required to be made to the Company by or on behalf of either the Parent or Purchaser arising from any claim made by the Company or any stockholder of the Company with respect to any breach of the terms and conditions of the Merger Agreement.

Obligations with Respect to the Proxy Statement. If approval of, or notification to, the Company stockholders is required by applicable law to consummate the Merger, the Company has agreed to, as soon as reasonably practicale, prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement.

Indemnification, Exculpation and Insurance. Parent and Purchaser have agreed that all rights to indemnification, and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, and rights to advancement of expenses relating thereto, now existing in favor of the current or former directors or officers of the Company and of its subsidiaries or any of their respective predecessors as provided in the applicable certificates of incorporation or bylaws or other organizational documents or in any indemnification agreement, will survive the Merger and will continue in full force and effect.

In addition, Parent has agreed to and will cause the surviving corporation to, indemnify and hold harmless each current and former director or officer of the Company or any of its subsidiaries against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement of or in connection with any threatened or actual claim, suit, action proceeding or investigation based in whole or in part on the fact that such director or officer is or was a director or officer of the Company or any of its subsidiaries or any of their respective predecessors.

For a period of six years after the Effective Time, Parent has agreed to maintain in effect any “tail” prepaid insurance policies obtained by the Company and its subsidiaries prior to the Effective Time, or maintain any director and officer liability insurance and fiduciary insurance coverage on terms and coverage amounts no less favorable in the aggregate than the terms of such policies in effect on the date of the Merger Agreement; provided that neither Parent nor the surviving corporation is required to expend annually in excess of 175% of the annual premium paid by the Company for such insurance coverage, but in such case must purchase the greatest amount of coverage available for such amount.

Employee Matters. For a period of one year following the Effective Time, Parent has agreed to cause the surviving corporation to provide compensation and benefits to each Company employee who is employed with the Company immediately prior to consummation of the Merger and continues with the surviving corporation that, taken as a whole, are no less favorable in the aggregate than the compensation and benefits currently provided by Parent and its affiliates to similarly situated employees. In addition, Parent has agreed to pay severance benefits to any employee of the Company or the Company’s Subsidiaries who was an employee prior to the Effective Time and whose employment is terminated within one year following the Effective Time in an amount no less than as follows: (i) one week’s salary or wages for each year of employment, but not more than 12 weeks salary or wages in the case of salaried and hourly employees employed at the Company’s corporate office (including those not directly employed by a restaurant), subject to limited exceptions; (ii) one week’s salary or wages for each year of employment but not more than six weeks’ salary or wages in the case of salaried employees directly employed by a restaurant; and (iii) severance payments that, taken as a whole, are no less favorable in the aggregate than the severance payments provided to similarly situated employees of Parent, the Purchaser or their affiliates at the time of entry to the Merger Agreement in the case of all other employees. Nothing in the Merger Agreement creates a right or obligation which is enforceable by a continuing or former employee of the Company or any other person with respect to any terms or conditions of employment.

Efforts to Close the Transaction. In the Merger Agreement, each of the Company, Parent and Purchaser have agreed to use its reasonable best efforts to take all actions necessary, proper or advisable under applicable law to consummate, as promptly as reasonably practicable, the Offer, the Merger and the other transactions contemplated by such Agreement, including making all necessary filings, notices, and other documents necessary to consummate the Offer, the Merger and other transactions contemplated by the Merger Agreement.

Takeover Statute. In the event that the restrictions of any state anti-takeover or other similar law are or become applicable to the Merger Agreement or any of the transactions contemplated by such Agreement, the Company, Parent and Purchaser have agreed to use their respective reasonable best efforts to ensure that all necessary transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement and otherwise to minimize the effect of such law on the Agreement and the transactions contemplated thereby.

Stockholder Litigation. The Company will control, and will give Parent the opportunity to participate in, the defense of any litigation brought by Company stockholders against the Company or its directors relating to the transactions contemplated in the Merger Agreement. However, the Company must obtain Parent’s prior written consent (not to be unreasonably withheld, delayed or conditioned) before settling or offering to settle any claim, action, suit, charge, investigation or proceeding against the Company (other than those that (i) do not involve any monetary payment, (ii) involve monetary payment not in excess of $100,000 individually or $300,000 in the aggregate, (iii) do not involve ongoing obligations of the Company and (iv) that would not otherwise materially impact the operation of the business of the Company and its subsidiaries).

Other Covenants. The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to employee matters, tax matters, public announcements, access, confidentiality, cooperation to cause the delisting of the Shares from the NYSE and deregistration of the Shares under the Exchange Act, and cooperation to obtain landlord estoppels from certain leased properties of the Company.

Termination of the Merger Agreement

Termination. The Merger Agreement may be terminated at any time prior to the Acceptance Time:

(i)	by mutual written agreement of Parent and the Company;

(ii)	by either the Company or Parent:

A.	if any governmental entity shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate pursuant to this provision shall have used reasonable best efforts to challenge such order, decree, ruling or other action;

B.	if the Acceptance Time has not been consummated on or before April 16, 2012; provided, however, that the right to terminate is not available to any party whose breach of the Merger Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to occur on or before such date;

C.	if any state or federal law, rule or regulation is adopted or issued which has the effect of prohibiting the consummation of the Offer, the Top-Up Option or the Merger; or

D.	if upon a vote thereon taken at the Stockholders’ Meeting, the Company stockholder approval shall not have been obtained;

(iii)	by the Company:

A.	if the Company Board approves a Superior Proposal, provided the applicable provisions of the Merger Agreement have been complied with in all material respects by the Company and the Company Board have approved the termination of the Merger Agreement and promptly enters into a definitive agreement providing for the implementation of the Superior Proposal; or

B.	if prior to the Acceptance Time, Parent, CJAC, FEI or Purchaser shall have (x) breached or failed to perform in any material respect any of its covenants or obligations required to be performed by it under the Merger Agreement or (y) breached any of its representations or warranties in any material respect, which breach or failure is either incurable or not cured within an applicable cure period; provided, however, that the Company shall not be in material breach of its covenants under the Merger Agreement;

(iv)	by Parent prior to the Acceptance Time, if:

A.	there shall have been a breach of any representation or warranty on the part of the Company or if any representation or warranty of the Company shall have become untrue and is incapable of being satisfied by the earlier of twenty days following receipt of written notice of the breach or April 16, 2012, provided Parent is not in material breach of its obligations under the Merger Agreement; or

B.	there shall have been a breach or breaches by the Company of its covenants or agreements that remains uncured or is incapable of being cured by the earlier of twenty days following receipt of written notice of the breach or April 16, 2012, provided Parent is not in material breach of its obligations under the Merger Agreement;

(v)	by Parent, if the Company Board withdraws or modifies, in a manner adverse to Parent, its recommendation to the Company’s stockholders or approves or recommends to the Company’s stockholders an Alternative Proposal.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain designated provisions of the Merger Agreement which survive, including the termination, fees and expenses, confidentiality, specific performance; remedies provisions, among others, there will be no liability on the part of Parent, Purchaser or the Company. No party is relieved of any liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination.

Termination Fees. If (i) the Company (A) receives an Alternative Proposal after the date of the Merger Agreement and prior to the termination of the Merger Agreement which has been publicly disclosed and has not been terminated or withdrawn, (B) the Merger Agreement is thereafter terminated by the Company or Parent pursuant to (ii)(B) or (ii)(D) above, or by Parent pursuant to (iv)(A) and (iv)(B) above, and (C) within one (1) year from the date of such termination of the Merger Agreement, the Company consummates such Alternative Proposal; provided, that, for purposes hereof “Alternative Proposal” shall have the meaning ascribed previously except that references to “20%” shall be replaced by “50%”; (ii) the Company terminates the Merger Agreement pursuant to (iii)(A) above or (iii) Parent terminates the Merger Agreement pursuant to (v) above, then the Company shall (x) pay to Parent the amount of $3,500,000 in cash (the “Termination Fee”) and (y) following delivery by Parent of an invoice therefor and reasonable documentation thereof, shall promptly reimburse Parent, by wire transfer of same day funds, for the reasonable documented out-of-pocket fees and expenses (including the reasonable legal fees and expenses) actually incurred by Parent, Purchaser and their affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by the Merger Agreement, up to a maximum amount not to exceed $1,000,000 in the aggregate. Pursuant to the Merger Agreement, CJAC has guaranteed to the Company all payments required to be made to the Company, any shareholder of the Company, or any third party by or on behalf of Parent or Purchaser under the Merger Agreement, including payments to acquire the Shares pursuant to the Offer, the Top-Up, or the Merger, repayments of indebtedness of the Company and its subsidiaries, and any fees and expenses in connection therewith. Furthermore, FEI is obligated to repay all obligations secured by CJAC’s guarantee to the Company.

Expense Reimbursement. If the Company fails promptly to pay the Termination Fee, and, in order to obtain such payment, Parent commences a legal proceeding that results in an award against the Company for such fee, the Company must pay Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such legal proceeding, together with interest on the amount of the applicable fee from the date such payment was required to be made until the date of payment.

General Provisions

Specific Performance. Parent, Purchaser and the Company agreed that prior to the termination of the Merger Agreement, each party is entitled to an injunction(s) or any other appropriate form of specific performance or equitable relief, to prevent breaches of the Merger Agreement and to specifically enforce its terms and provisions in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled under the terms of such Agreement at law or in equity. Each party has also agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the Merger Agreement. Any party seeking an injunction(s) to prevent breaches or to enforce the terms of such Agreement is not required to post a bond or undertaking in connection with such order or injunction sought. If any legal action relating to the Merger Agreement or the enforcement of any provision is brought against any party to such Agreement, the prevailing party is entitled to recover reasonable attorneys’ fees, costs and disbursements.

Limitations of Liability. The Merger Agreement provides that in no event will the Company be required to pay the Termination Fee on more than one occasion. Once the Company pays the fee, such payment is the sole and exclusive remedy of Parent and Purchaser against the Company, its subsidiaries and any of their representatives. Furthermore, such entities and individuals shall have no further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated thereby. If Parent or Purchaser receives any payments from the Company in respect of any breach of the Merger Agreement, and thereafter Parent is entitled to receive the Termination Fee, the amount of such fee shall be reduced by the aggregate amount of any payments made by the Company to Parent or Purchaser with respect to breaches of such Agreement.

Fees and Expenses. Except for the provisions described under “Expense Reimbursement” and certain expenses related to financing cooperation, HSR filing fees and the costs and expenses incurred in connection with the Schedule 14D-9 and Proxy Statement, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by such Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Amendment. The Merger Agreement may be amended by Parent, Purchaser or the Company at any time before or after the consummation of the Offer or receipt of the Stockholder Approval; provided, however, that after the adoption of the Merger Agreement by the stockholders of the Company, no amendment shall be made that changes the consideration payable in the Agreement or that otherwise requires further approval of stockholders without the prior approval of such stockholders.

Governing Law. The Merger Agreement shall be governed by Delaware law.

12.	PURPOSE OF THE OFFER AND THE MERGER; STATUTORY REQUIREMENTS; APPROVAL OF THE MERGER; APPRAISAL RIGHTS; PLANS FOR THE COMPANY

Purpose of the Offer and the Merger. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

The Company Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Statutory Requirements; Approval of the Merger. The closing of the Merger is subject to approval of the Merger by the holders of a majority of the Shares; however, if Purchaser acquires at least 90% of then outstanding Shares pursuant to the Offer, including the Top-Up, if applicable, the Merger may be consummated without a stockholders’ meeting and without the approval of the Company’s stockholders. The Merger Agreement provides that Purchaser will be merged with and into the Company, and, at the Effective Time, the Company’s certificate of incorporation and bylaws as in effect immediately prior to the Effective Time will be amended in their entirety so as to read as set forth in the applicable exhibits to the Merger Agreement, and as so amended, will be the certificate of incorporation and bylaws of the surviving corporation. The Merger Agreement provides that, if the approval of the Company’s stockholders is required by applicable law in order to effect the Merger following the Acceptance Time (including if the conditions to the Top-Up are not satisfied or the Top-Up is for any reason deemed to be invalid or unenforceable), the Company will:

•	prepare a Proxy Statement for a Stockholders’ Meeting and file such Proxy Statement with the SEC as promptly as reasonably practicable after the Acceptance Time;

•	acting through the Company’s Board of Directors, call and give notice of the Stockholders’ Meeting for the purpose of considering and taking action upon the Merger Agreement; and

•	use its best efforts to solicit from its stockholders proxies in favor of the adoption of the Merger Agreement.

Appraisal Rights. Under Section 262 of the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who do not tender their Shares, who do not vote in favor of the Merger and who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger), and to receive payment of such fair value in cash and such Shares will not be converted into the right to receive the Offer Price, and will instead represent the right to receive payment of the fair value of such Shares in accordance with and to the extent provided in Section 262. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the Offer Price. The parties have agreed that neither the Top-Up, the Top-Up Shares, or any cash or promissory note delivered therefore will be considered in connection with determining fair market value of shares held by stockholders seeking appraisal rights. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. In the event of the Merger, additional information concerning appraisal rights will be supplied to stockholders. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

With respect to any demand for appraisal of Shares under Section 262 of the DGCL:

•	The Company will give notice to Parent of any demands for appraisal of any Shares, received by the Company under Section 262;

•	Parent will have the right to participate in negotiations and proceedings with respect to such demands for appraisal; and

•	The Company will not, except with Parent’s prior written consent, make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands.

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to request that the Company take all necessary action to enable Parent designees to be elected or designated to the Company Board, subject to the requirement in the Merger Agreement regarding compliance with applicable law and the rules of The NYSE. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger. Information concerning Purchaser’s designees to the Company Board is set forth in the Information Statement attached as Annex II to the Schedule 14D-9.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company’s capitalization or dividend policy, (v) any other material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Nevertheless, following consummation of the Offer and the Merger, Parent and the management and/or the board of directors of the surviving corporation may initiate a review of the surviving corporation and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the surviving corporation and may cause the surviving corporation to engage in the types of transactions set forth above if the management and/or board of directors of the surviving corporation decides that such transactions are in the best interest of the surviving corporation upon such review. Parent and the surviving corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

13.	SOURCE AND AMOUNT OF FUNDS.

The Offer is not subject to a financing condition. We will need approximately $183.0 million to purchase all Shares pursuant to the Offer, refinance the Company’s debt, and to pay related fees and expenses.

On December 15, 2011, CJAC and Jefferies Finance entered into a Commitment Letter pursuant to which, among other things, Jefferies Finance has committed, directly or through one or more of its affiliates, to provide financing in connection with the Offer (the “Jefferies Financing”), through the proceeds of the incurrence of up to $4.5 million of borrowings under a $15.0 million senior secured revolving credit facility and $200.0 million under a senior secured term loan facility. The Jefferies Financing is to fund the Offer and the Merger, pay-off up to $36.9 million in intercompany debt owed by CJAC (the “CJAC Debt”), refinance substantially all of the existing indebtedness of the Company, and make payments to certain existing management of the Company not to exceed $1.3 million. A portion of the proceeds from the pay-off of the CJAC Debt will be loaned to FEI and will be contributed by FEI as equity to Parent and contributed by Parent as equity to Purchaser to be applied to pay a portion of the purchase price. Alternatively, with the consent of Jefferies Finance, up to $10 million of the CJAC Debt, in excess of the amount being indirectly contributed to Purchaser, may be satisfied by transferring a

Company restaurant to its creditor on or after the Effective Time. The payment of the CJAC Debt in cash, with assets, or both, will, with Jefferies Finance’s consent, have no effect on the Purchaser’s ability to finance the Offer.

The commitment letter will terminate automatically on the earliest of (i) the date of termination or abandonment of the Merger Agreement, (ii) the closing of the Offer and the Merger, (iii) the acceptance by the Company or any of its affiliates (or any of their respective equityholders) of an offer for all or any substantial part of the capital stock or property and assets of the Company (or any parent company thereof) other than as part of the Offer, and (iv) 5:00 p.m., New York City time, on April 16, 2012. Prior to such date, Jefferies Finance may terminate its commitment if any event occurs or information becomes available that, in its judgment, results in or is likely to result in the failure to satisfy any condition precedent set forth or referred to in the Jefferies Financing.

The revolving credit facility will be available on a revolving basis during the period commencing on the closing date of the Merger (the “Closing Date”) and ending on the 4 1/2 year anniversary thereafter. The term loan facility will be drawn in a single drawing on the Closing Date, will have a five year maturity and will amortize in equal quarterly installments in aggregate annual amounts equal to 2.5% in year one; 5.0% in year two; 5.0% in year three; 10.0% in year four; and 10.0% in year five. The obligations under the facilities will be secured by a first priority security interest in substantially all of the tangible and intangible assets of Parent and its subsidiaries. The direct parent company of Parent and each of its direct and indirect subsidiaries (other than Parent) will be guarantors under the facilities. The revolving credit facility and the term loan facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions, as well as customary events of default.

Loans comprising each borrowing will bear interest at a rate per annum equal to:

(i)	the Base Rate plus the Applicable Margin; or

(ii)	Adjusted LIBOR plus the Applicable Margin.

“Applicable Margin” means (A) with respect to revolving credit loans, (i) 6.25%, in the case of Base Rate loans and (ii) 7.25%, in the case of Adjusted LIBOR loans; and (B) with respect to term loans, (i) 6.25%, in the case of Base Rate loans and (ii) 7.25%, in the case of Adjusted LIBOR loans. “Base Rate” means the highest of (i) the “U.S. Prime Lending Rate” as published in The Wall Street Journal, (ii) the federal funds effective rate from time to time, plus 0.50%, (iii) the Adjusted LIBOR Rate for a one-month interest period plus 1.00% and (iv) 2.50%.

“Adjusted LIBOR” means the higher of (i) the rate per annum (adjusted for statutory reserve requirements for Eurocurrency liabilities) at which Eurodollar deposits are offered in the interbank Eurodollar market for the applicable interest period, as quoted on Reuters Screen LIBOR01 Page (or any successor page or service) and (ii)1.50%.

With respect to loans bearing interest based upon the Base Rate, interest payment dates will be quarterly in arrears on the last day of each calendar quarter and on the applicable maturity date.

With respect to loans bearing interest based upon the Adjusted LIBOR Rate, interest payment dates will be on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period and on the applicable maturity date.

The commitment of Jefferies Finance is, and the obligation of Jefferies Finance to advance the Jefferies Financing will be, conditioned upon, among other things, the consummation of the transactions contemplated by the Merger Agreement; the absence of a material adverse change with respect to the Company; and receipt by

Jefferies Finance of audited consolidated and consolidating financial statements relating to CJAC for the full fiscal years ended 2008 and 2009 and for the period from December 6, 2010 through September 30, 2011, and any appropriate unaudited financial statements for any interim period or periods including pro forma financial statements showing pro forma total leverage of Fertitta Morton’s Holdings, Inc. and its subsidiaries after giving effect to the transactions contemplated in the Merger Agreement of not greater than 3.50:1.00. Jefferies Finance has indicated in the debt commitment letter that it has previously received all financial statements for periods ending on or before September 30, 2011 and that such pro forma financial statements demonstrate sufficient EBITDA to support the incurrence on the closing date of $200 million of term loans and up to $4.5 million of revolving credit loans.

Promptly following the closing of the Offer and the Jefferies Financing, Purchaser is to pay all reasonable, documented out-of-pocket expenses of Jefferies Finance, including legal fees and expenses and due diligence expenses, associated with the Jefferies Financing.

A copy of Jefferies Finance’s commitment letter was filed with the SEC as an exhibit to the Schedule 13D filed by Parent and its affiliates on December 27, 2011 and is incorporated by reference into the Tender Offer Statement on Schedule TO filed by Parent under Rule 14d-3 under the Exchange Act on December 30, 2011. Reference is made to such exhibit, and any future exhibit to such Schedule TO amending such exhibit, for a more complete description of the proposed terms and conditions of the Jefferies Financing, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) the Offer is being made for all issued and outstanding Shares solely for cash; (ii) the Offer is not subject to any financing condition; (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger; and (iv) we have received a debt commitment in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer and the Merger.

If any portion of the Jefferies Financing becomes unavailable we are required to use reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount and on terms sufficient to consummate the transactions contemplated by the Merger Agreement. As of the date hereof, Parent and Purchaser do not have any alternative financing plans or arrangements.

14.	DIVIDENDS AND DISTRIBUTIONS.

As discussed in Section 11—“Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15.	CONDITIONS TO THE OFFER.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and may terminate the Offer, if each of the following conditions has not been satisfied at the Expiration Date:

•

that there shall not be any final non-appealable judgment of any court of competent jurisdiction in effect precluding, restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger;

•

that there shall not be any statute, rule or regulation that shall have been enacted or promulgated by any federal or state governmental entity of competent jurisdiction and that remains in effect prohibiting the consummation of the Offer or the Merger;

•

other than certain fundamental representations and warranties that must be true and correct in all material respects, the accuracy of the Company’s representations and warranties set forth in the Merger Agreement must be true and correct, without regard to materiality and material adverse effect qualifications, on the expiration of the Offer as if made on and as of the expiration of the offer, except for representations and warranties that expressly speak only as of a specific date or time other than the expiration of the Offer, which need only be true and correct as of such other date, and except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•

the Company shall not have breached or failed to perform in any material respect any agreement or covenant of the Company under the Merger Agreement or shall have cured any such breach, failure to perform or noncompliance prior to the expiration of the Offer;

•

the Company shall deliver to Parent a certificate signed by an executive officer of the Company dated as of the date on which the Offer expire certifying that the foregoing two conditions have been satisfied;

•

that since December 15, 2011, there has not occurred any change, circumstance, event or occurrence that has had, individually or in the aggregate, a material adverse effect with respect to the Company; or

•	that the Merger Agreement has not been terminated in accordance with its terms.

In addition, the Offer is subject to the satisfaction of the following conditions, which may not be waived:

•

that there be validly tendered and not withdrawn prior to the Expiration Date, a number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any of their respective affiliates, represent a majority of the issued and outstanding Shares (the “Minimum Tender Condition”); and

•	the expiration or termination of any waiting period (or any extension thereof) applicable to the purchase of Shares under the HSR Act, and the rules and regulations promulgated thereunder.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of the Company). Without the consent of the Company, Purchaser cannot (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive or amend the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify any condition to the Offer in a manner adverse to the Company or any holder of Shares, (v) extend the Offer or change the form of consideration payable in the Offer or (vi) otherwise amend the Offer in any manner adverse to the Company or holders of Shares.

At the request of Parent, the Company shall deliver to Parent a certificate executed on behalf of the Company by the chief executive officer or the chief financial officer of the Company certifying that none of the conditions set forth in clauses (d), (e), and (f) above shall have occurred and be continuing as of the expiration of the Offer.

If the Offer is terminated pursuant to the foregoing provisions, all tendered Shares will be promptly returned to the tendering stockholders.

16.	CERTAIN LEGAL MATTERS; ANTITRUST; OTHER FOREIGN APPROVALS; STATE TAKEOVER STATUTES.

Except as set forth in this Offer to Purchase, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement, could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions.

Antitrust. Under the HSR Act and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger may be subject to such requirements.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen-calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, on the following business day. Pursuant to the terms of the Merger Agreement, the Company and Parent must file a Premerger Notification and Report Form within ten business days of December 15, 2011. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on December 21, 2011.

At any time before or after Parent acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Other Foreign Approvals. According to the Company Latest 10-Q, the Company also conducts business in certain other countries. In connection with the acquisition of the Shares pursuant to the Offer or the Proposed Merger, the laws of other countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions, although none of Purchaser, Parent or the Company are aware of any such filings or approvals that are required to be obtained in advance of consummation of the Offer or the Merger. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. There can be no assurance that Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

Delaware Business Combination Statute. The Company is incorporated in Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up, and the Merger, for purposes of Section 203 of the DGCL, such that Section 203 of the DGCL does not apply to the Merger Agreement or the transactions contemplated thereby.

State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Conditions to the Offer.”

Litigation. Lon Myers, on behalf of himself and all others similarly situated v. Morton’s Restaurant Group Inc. et al., was filed on December 19, 2011 in the Court of Chancery of the State of Delaware (“Myers”). On December 21, 2011, Shelley Willner, individually and on behalf of all others similarly situated v. Morton’s

Restaurant Group, Inc. et al. (“Willner”) and Art Puzycki on behalf of himself and all others similarly situated v. Morton’s Restaurant Group, Inc. et al. (“Puzycki”) were filed in the Court of Chancery of the State of Delaware. On December 22, 2011, Astor BK Realty Trust, individually and on behalf of all others similarly situated v. Artinian et al. was filed in the Court of Chancery of the State of Delaware (“Astor BK”). Purchaser and Parent are named as defendants in Myers, Willner, Puzycki and Astor BK along with other defendants. Hillary Kramer Coyne v. Morton’s Restaurant Group, Inc. et al. was filed on December 20, 2011 in the Court of Chancery of the State of Delaware (“Coyne”). Purchaser, Parent, CJAC and Landry’s, Inc. (“Landry’s”) are named as defendants in Coyne along with other defendants. On December 23, 2011, Raymond Lowell, on behalf of himself and all other similarly situated v. Morton’s Restaurant Group, Inc. et al. was filed in the Circuit Court of Cook County, Illinois, County Department of Chancery Division (“Lowell”). Purchaser, Parent, Fertitta Morton’s Holdings, Inc. (“FMHI”), FEI and CJAC are named as defendants in Lowell along with other defendants. Myers, Willner, Puzycki, Astor BK, Coyne and Lowell are putative class actions brought on behalf of the public shareholders of the Company. In each case plaintiffs allege that directors of the Company, named as defendants, failed to exercise due care and diligence in the exercise of their fiduciary obligations, and breached fiduciary duties with regard to the proposed acquisition of the Company and failed to take steps to maximize the value of, or obtain fair value for, the Company for its public shareholders. Myers, Willner, Puzycki and Astor BK allege that Purchaser and Parent aided and abetted in the alleged breaches of fiduciary duty by the Company’s directors. Willner and Astor BK allege that the Company also aided and abetted in the alleged breaches of fiduciary duties. Coyne alleges the Purchaser, Parent, CJAC and Landry’s aided and abetted the alleged breaches of fiduciary duty. Lowell alleges that Purchaser, Parent, CJAC, FMHI and FEI, as well as the Company, aided and abetted the alleged breaches of fiduciary duty. In their respective complaints, Plaintiffs seek relief including certification as a class, damages along with costs and fees as well as an injunction preventing the consummation of the transaction. Purchaser, Parent, FMHI, FEI, CJAC and Landry’s intend to vigorously contest the matters in which they are named.

17.	CERTAIN FEES AND EXPENSES.

Okapi Partners LLC has been retained by Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by email, mail, telephone, facsimile transmission, telegraph and personal interview and may request brokers, dealers, banks, trust companies and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the Federal securities laws.

In addition, American Stock Transfer & Trust Company, LLC has been retained by Purchaser as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

18.	MISCELLANEOUS.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No Person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including, without limitation, exhibits, may be examined and copies may be obtained from the offices of the SEC in the same manner as discussed in Section 8—“Certain Information Concerning the Company” with respect to information concerning the Company.

Fertitta Morton’s Restaurants, Inc.

December 30, 2011

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF PARENT AND PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser and Parent are set forth below. Each of the individuals set forth below are citizens of the United States of America.

Directors and Officers of Fertitta Morton’s Restaurants, Inc.

Name and Position	Present Principal Occupation or Employment	Principal Business Address

Tilman J. Fertitta, President	Mr. Fertitta is the Chairman of the Board, President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Steven L. Scheinthal, Vice President, Secretary and Director	Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992. Mr. Scheinthal has been a Director of Landry’s since 1993. He has been licensed to practice law in the state of Texas since 1984.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Richard H. Liem, Vice President and Treasurer	Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s. Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004. From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance. Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller. Mr. Liem has been a Director of Landry’s since 2009. Mr. Liem is a certified public accountant.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Directors and Officers of Fertitta Morton’s Acquisition, Inc.

Name and Position	Present Principal Occupation or Employment	Principal Business Address

Tilman J. Fertitta, President	Mr. Fertitta is the Chairman of the Board, President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Steven L. Scheinthal, Vice President, Secretary and Director	Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992. Mr. Scheinthal has been a Director of Landry’s since 1993. He has been licensed to practice law in the state of Texas since 1984.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

Richard H. Liem, Vice President and Treasurer	Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s. Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004. From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance. Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller. Mr. Liem has been a Director of Landry’s since 2009. Mr. Liem is a certified public accountant.	Landry’s, Inc. 1510 West Loop South Houston, Texas 77027

TRANSACTIONS IN THE SHARES BY PURCHASER AND

PARENT DURING THE PAST 60 DAYS

None

Copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or their broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219 Facsimile: (718) 234-5001

Questions and requests for assistance may be directed to the Information Agent at its address set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, N.Y. 10022

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others, Call Toll-Free: (877) 285-5990

Email: info@okapipartners.com